Exhibit 13.3
Management’s Discussion & Analysis
Financial overview-2009
The environment in which the Company has had to manage, with higher operating costs in 2007 and 2008, particularly during the first half of 2008, has put pressure on our past operating results. During that time, the costs of recycled fibre and energy actually increased to near-record highs in a very short period of time. Freight and chemical product costs also increased significantly. These rapid changes had a negative impact on our operating results, as it was difficult to adjust our selling prices at the same pace. In addition, the Canadian dollar appreciated quickly and remained around parity with the U.S. dollar over a long period of time in 2008.
The challenging business conditions have also had a direct impact on order volumes in certain sectors. The Company proactively reacted to this by taking market-related downtime to balance its inventory against demand and/or by restructuring some of its operating units and implementing significant cost reduction measures.
Despite challenging business conditions and the economic uncertainty, the Company has been able to increase its average selling prices in Canadian dollars since the second half of 2008 in all its business segments. Moreover, the Company benefited from the significant decrease in energy and recycled fibre costs that occurred in the last quarter of 2008 and continued in 2009. However, compared to 2008 our shipments have been reduced by approximately 7.5% and our selling prices by up to 8% in some business sectors, and since the second quarter of 2009, recycled fibre costs have increased but have remained below their 2008 average costs. In 2009, the Canadian dollar depreciated 7% against the U.S. dollar compared to 2008. All these factors, combined with improved operational efficiencies, led to better results in 2009 compared to 2008.
In 2009, the Company also completed the refinancing of its US-denominated debt with new unsecured senior notes of CAN$200 million and US$750 million with maturities of 2016 through 2020. The proceeds of these new notes were used to repurchase almost all of our existing senior notes of US$896 million maturing in 2013. This refinancing was achieved at an average interest rate yield of 8%.
In 2009, the Company posted net earnings of $60 million, or $0.61 per share, compared to a net loss of $54 million, or $0.55 per share, in 2008. Excluding specific items, which will be discussed in detail in each segment, net earnings stood at $110 million or $1.13 per share compared to $4 million or $0.04 per share in 2008. Sales in 2009 decreased by $140 million, or 3.5%, to reach $3.877 billion, compared to $4.017 billion in 2008. Operating income reached $214 million, compared to $16 million in 2008. Excluding specific items, operating income increased by $154 million to $247 million, compared to $93 million in 2008. (see “Supplemental Information on Non-GAAP Measures” for reconciliation of these amounts).
FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-GAAP MEASURES
The following is management’s discussion and analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Company”) presented on page 1 to 43 and should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the years ended December 31, 2009 and 2008. Information contained herein includes any significant developments as at March 15, 2010, the date on which the MD&A was approved by the Company’s Board of Directors. For additional information, readers are referred to the Company’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Company is also available on SEDAR at www.sedar.com.
This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices, as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Company.
The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Company uses operating income before depreciation and amortization or operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and you should not consider this item in isolation, or as a substitute for an analysis of our results as reported under Canadian GAAP. These limitations include the following:
•	OIBD excludes certain income tax payments that may represent a reduction in cash available to us.

•	OIBD does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments.

•	OIBD does not reflect changes in, or cash requirements for, our working capital needs.

•	OIBD does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt.

•	Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements.

•	The specific items excluded from OIBD include mainly charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units and unrealized gain or loss on financial instruments that do not qualify for hedge accounting. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of these items will continue to take place and will reduce the cash available to us.
Because of these limitations, OIBD should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other companies. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash provided by (used in) operating activities, which we believe to be the closest Canadian GAAP performance and liquidity measures to OIBD, is set forth in the “Supplemental Information on Non-GAAP Measures” section.
CASCADES — ANNUAL REPORT 2009

Key performance indicators
In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

	2007		2008				2009
	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total

OPERATIONAL
Total shipments (in ‘000 of s.t.)
Packaging
Boxboard[1]	1,202	292	277	278	246	1,093	249	255	252	268	1,024
Containerboard	1,412	355	345	369	305	1,374	280	304	324	307	1,215
Specialty products[2]	450	116	115	118	109	458	106	110	116	112	444

	3,064	763	737	765	660	2,925	635	669	692	687	2,683
Tissue Papers[3]	451	112	116	124	119	471	106	107	119	127	459

Total	3,515	875	853	889	779	3,396	741	776	811	814	3,142

Integration rate — %
Packaging
Boxboard (North America)	29%	30%	32%	34%	27%	31%	29%	30%	34%	27%	30%
Containerboard (North America)	61%	58%	62%	61%	59%	60%	66%	65%	63%	68%	66%
Specialty products (paper only)	8%	9%	9%	9%	7%	9%	11%	10%	11%	12%	11%
Tissue Papers[3]	56%	55%	55%	52%	55%	54%	60%	60%	56%	54%	57%

Total	45%	45%	47%	46%	45%	46%	49%	49%	48%	49%	49%

Capacity utilization rate[4] — %
Packaging
Boxboard[5]	89%	86%	79%	84%	79%	82%	81%	84%	83%	86%	84%
Containerboard	101%	97%	94%	94%	82%	92%	73%	82%	91%	89%	84%
Specialty products (paper only)	86%	84%	83%	85%	78%	83%	78%	82%	86%	81%	82%
Tissue Papers[6]	91%	94%	92%	96%	95%	94%	92%	89%	92%	89%	91%

Total	94%	91%	87%	90%	82%	88%	79%	84%	88%	87%	85%

Energy cons.[7] — GJ/ton	10.05	10.39	9.54	9.25	11.06	10.09	10.82	9.86	8.76	9.74	9.58
Work accidents — OSHA frequency rate	7.97	7.11	6.52	7.77	4.52	6.48	6.25	5.10	5.30	5.00	5.41

FINANCIAL
Return on assets (%)[8]
Packaging
Boxboard	4%	4%	3%	3%	3%	3%	5%	7%	9%	11%	11%
Containerboard	12%	12%	11%	10%	9%	9%	9%	10%	10%	10%	10%
Specialty products	10%	8%	9%	10%	11%	11%	12%	13%	13%	13%	13%
Tissue papers	12%	11%	12%	13%	18%	18%	22%	26%	28%	27%	27%

Consolidated return on assets (%)	9.1%	8.4%	7.7%	7.5%	7.8%	7.8%	8.9%	10.4%	11.4%	11.9%	11.9%

Working capital[9]
In millions of $, at end of period	604	639	642	665	664	664	662	645	593	552	552
% of sales[10]	15.4%	16.4%	16.6%	16.9%	16.5%	16.5%	16.4%	16.1%	15.0%	14.2%	14.2%

CASCADES — ANNUAL REPORT 2009

1	Starting in Q1 2008, numbers take into account the merger of our European recycled boxboard assets with Reno De Medici, S.p.A. (“RdM”).

2	Kraft paper, uncoated board, specialty board, fine papers and papermill packaging shipments.

3	Starting in Q3 2009, shipments take into account the acquisition of Atlantic Packaging Products Ltd.

4	Defined as: Shipments/Practical capacity. Paper manufacturing only.

5	Starting in Q1 2008, capacity numbers were adjusted to take into account the merger of our European recycled boxboard assets with RdM.

6	Defined as: Manufacturing internal and external shipments/Practical capacity. Tissue practical capacity represents 85% of its theoretical capacity. During the second quarter of 2009, the theoretical capacity had been reviewed and revised upward. Prior to the review, the practical capacity was 80% of the theoretical capacity. Since August 31, 2009, includes the new capacity resulting from the acquisition of Atlantic Packaging tissue assets.

7	Average energy consumption for manufacturing mills only.

8	Return on assets is a non-GAAP measure and is defined as the last twelve months (“LTM”) OIBD excluding specific items/LTM Average of total assets.

9	Working capital includes accounts receivable plus inventories less accounts payable. This number excludes an unpaid provision for closure and restructuring costs in the amount of $13 million as at December 31, 2009 and $22 million as at December 31, 2008. It also excludes the current portion of derivative financial instrument assets in the amount of $9 million (liability of $30 million in 2008), $2 million of other liabilities in 2009 and 2008, the net income taxes receivable in the amount of $12 million ($31 million in 2008) and the current portion of future tax liabilities in the amount of $- million (assets of $10 million in 2008).

10	%of sales = Working capital end of period/LTM sales.
CASCADES — ANNUAL REPORT 2009

Historical financial information

	2007	2008					2009
(In millions of Canadian dollars,
unless otherwise noted)	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total

Sales
Packaging
Boxboard[1]	1,343	329	331	332	331	1,323	336	336	321	320	1,313
Containerboard	1,193	291	301	318	293	1,203	263	275	272	252	1,062
Specialty products	834	209	218	224	209	860	186	188	195	200	769
Inter-segment sales	(108)	(28)	(25)	(28)	(19)	(100)	(13)	(15)	(17)	(22)	(67)

	3,262	801	825	846	814	3,286	772	784	771	750	3,077
Tissue Papers	713	170	184	205	228	787	211	207	210	212	840
Inter-segment sales and Corporate activities	(46)	(12)	(10)	(12)	(22)	(56)	(13)	(10)	(7)	(10)	(40)

	3,929	959	999	1,039	1,020	4,017	970	981	974	952	3,877

Operating income (loss) from continuing operations
Packaging
Boxboard[1]	2	(17)	(19)	(12)	(27)	(75)	3	10	3	(24)	(8)
Containerboard	84	18	12	7	3	40	19	23	26	14	82
Specialty products	28	1	6	12	12	31	5	13	13	9	40

	114	2	(1)	7	(12)	(4)	27	46	42	(1)	114
Tissue Papers	31	4	5	13	32	54	30	33	29	24	116
Corporate activities	—	(12)	4	(3)	(23)	(34)	(8)	(4)	5	(9)	(16)

	145	(6)	8	17	(3)	16	49	75	76	14	214

OIBD excluding specific items[2]
Packaging
Boxboard[1]	44	9	3	10	11	33	24	32	26	33	115
Containerboard	176	37	30	32	31	130	36	38	41	30	145
Specialty products	60	9	15	21	22	67	13	20	22	19	74

	280	55	48	63	64	230	73	90	89	82	334
Tissue Papers	65	12	15	22	41	90	39	42	38	35	154
Corporate activities	5	(8)	—	3	(9)	(14)	(5)	(11)	—	(7)	(23)

	350	59	63	88	96	306	107	121	127	110	465

Net earnings (loss)	96	(4)	(25)	(7)	(18)	(54)	37	30	34	(41)	60
Excluding specific items[2]	23	(9)	(11)	6	18	4	21	28	35	26	110
Net earnings (loss) per share (in dollars)
Basic	$0.96	$(0.04)	$(0.25)	$(0.07)	$(0.19)	$(0.55)	$0.38	$0.30	$0.35	$(0.42)	$0.61
Basic, excluding specific items[2]	$0.23	$(0.09)	$(0.11)	$0.06	$0.18	$0.04	$0.22	$0.28	$0.36	$0.27	$1.13
Cash flow from operations (adjusted)[2]	178	17	36	43	59	155	68	81	94	62	305
Excluding specific items	202	26	42	47	68	183	70	85	95	77	327

Cascades North American US$ selling price index (2002 index = 1,000)[3]	1,386	1,442	1,460	1,552	1,547	1,500	1,487	1,427	1,412	1,417	1,436
Cascades North American US$ raw materials index (2002 index = 300)[4]	480	542	536	524	366	492	268	286	364	420	334
US$/CAN$	$0.93	$1.00	$0.99	$0.96	$0.82	$0.94	$0.80	$0.86	$0.91	$0.95	$0.88
Natural Gas Henry Hub — US$/mmBtu	$6.86	$8.03	$10.92	$10.24	$6.94	$9.03	$4.89	$3.50	$3.39	$4.17	$3.99
Return on assets (%)[5]	9.1%	8.4%	7.7%	7.5%	7.8%	7.8%	8.9%	10.4%	11.4%	11.9%	11.9%

Source: Pulp & Paper Week, PPI, EUWID, Random Lengths and Cascades

1	The 2008 figures take into account the merger of our European boxboard assets with RdM.

2	See “Supplemental Information on Non-GAAP Measures.”

3	The Cascades North American selling prices index represents an approximation of the Company’s manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments and includes some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator, as it may differ from our actual selling prices and our product mix. The only non-
CASCADES — ANNUAL REPORT 2009

manufacturing prices reflected in the index are those for tissue. In fact, the tissue pricing indicator, which is blended into the Cascades North American selling prices index, is the Cascades tissue paper selling prices index, which represents a mix of primary and converted products.

4	The Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to purchase volume (in tons). This index should only be used as a trend indicator and may differ from actual manufacturing purchasing costs and our purchase mix.

5	Return on assets is a non-GAAP measure, defined as LTM OIBD excluding specific items/LTM average of total assets.
CASCADES — ANNUAL REPORT 2009

Financial results for the year ended December 31, 2009, compared to the year ended December 31, 2008
Sales
Sales decreased, by $140 million, to $3.877 billion versus $4.017 billion in 2008. Net average selling prices in U.S. dollars rose in our Boxboard converting units and Tissue segments. However, these increases were offset by a decrease in selling prices in U.S. dollars for our Containerboard and Specialty Products segments. In addition, as a result of the general economic challenges, shipments were 7.5% lower compared to 2008, partly as a result of market-related downtime in 2009 in the North American Containerboard sector and the closure, for an indefinite period of the Toronto recycled boxboard mill in the third quarter of 2008. Each of our business segment volumes decreased in 2009 over 2008. The 7% decline of the Canadian dollar versus the U.S. dollar during the year positively impacted our sales figures in addition to the net impact of the transaction with RdM, which was concluded on March 1, 2008.
Operating income from continuing operations
The Company generated $214 million in operating income from continuing operations in 2009, compared to $16 million in 2008, resulting from lower raw materials as well as production and energy costs. These positive impacts were partly offset by lower shipments for all segments of the Company. The operating income margin increased for the year to 5.5%, compared to 0.4% in 2008. Excluding specific items, the operating income stood at $247 million in 2009, compared to $93 million in 2008, an increase of $154 million, or 165%.
The main variances in operating income from continuing operations in 2009 compared to 2008 are shown below:

1	The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.

2	The estimated impact of the exchange rate is based only on the Company’s export sales less purchases that are impacted by the exchange rate fluctuations, mainly the CAN$/US$ variation. It also includes the impact of the exchange rate on the Company’s working capital items and cash position.

3	Other cost improvements include the Impact of variable costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes. It also includes all other costs, such as repair and maintenance, selling and administration, profit-sharing and change in operating income for operating units that are not in the manufacturing and converting sectors. Operating income of businesses acquired or disposed are also included.

4	Excluding specific items.
The operating income from continuing operations variance analysis by segment is shown in each business segment review (refer to pages 11 to 19).
CASCADES — ANNUAL REPORT 2009

Specific items included in operating income
The Company incurred some specific items in 2009 and 2008 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Company’s results between periods, notwithstanding these specific items.
The reconciliation of the specific items by business group is as follows:

	2009
For the year ended December 31			Specialty		Corporate
(in millions of Canadian dollars)	Boxboard	Containerboard	Products	Tissue Papers	Activities	Consolidated

Operating income (loss)	(8)	82	40	116	(16)	214
Depreciation and amortization	75	63	34	37	9	218

Operating income (loss) before depreciation and amortization	67	145	74	153	(7)	432
Specific items:
Losses (gains) on disposal and others	3	—	(2)	—	—	1
Impairment loss	39	4	2	1	—	46
Closure and restructuring costs	6	6	—	—	—	12
Unrealized loss (gain) on financial instruments	—	(10)	—	—	(16)	(26)

	48	—	—	1	(16)	33

Operating income (loss) before depreciation and amortization — excluding specific items	115	145	74	154	(23)	465

Operating income (loss) — excluding specific items	40	82	40	117	(32)	247

	2008
For the year ended December 31			Specialty		Corporate
(in millions of Canadian dollars)	Boxboard	Containerboard	Products	Tissue Papers	Activities	Consolidated

Operating income (loss)	(75)	40	31	54	(34)	16
Depreciation and amortization	72	63	33	35	10	213

Operating income (loss) before depreciation and amortization	(3)	103	64	89	(24)	229
Specific items:
Inventory adjustment resulting from business acquisition	2	—	—	—	—	2
Losses on disposal and others	5	—	—	—	—	5
Impairment loss	9	5	2	—	—	16
Closure and restructuring costs	19	6	1	1	—	27
Unrealized loss on financial instruments	1	16	—	—	10	27

	36	27	3	1	10	77

Operating income (loss) before depreciation and amortization — excluding specific items	33	130	67	90	(14)	306

Operating income (loss) — excluding specific items	(39)	67	34	55	(24)	93

CASCADES — ANNUAL REPORT 2009

Gains and losses on disposal and others
In 2009 and 2008, the Company recorded the following gains and losses:

	2009	2008

Pension plan — partial curtailment	3	—
Gain on disposal of property, plant and equipment	(2)	—
Loss on contribution to a joint venture	—	5

	1	5

•	During the second quarter of 2009, the Company recorded a $3 million charge that was incurred to settle a partial curtailment of one of its employee future benefit pension plans. The Company also recorded a gain of $2 million on disposal of assets in the Specialty Products group, for a mill in Europe that had been closed in 2006.

•	In the first quarter of 2008, following the transaction with RdM, the Company recorded a loss of $5 million since the value of the shares received as a consideration were lower than the contributed book value of the assets transferred as at March 1, 2008.
Impairment charges, closure and restructuring costs
The following impairment charges, closure and restructuring costs were recorded in 2009 and 2008:

	2009		2008
		Closure and		Closure and
	Impairment	restructuring	Impairment	restructuring
(in millions of Canadian dollars)	Charges	costs	Charges	costs

Boxboard — Toronto mill	—	5	—	6
Boxboard — Dopaco (Bakersfield)	—	1	—	3
Boxboard — Europe (La Rochette)	—	—	—	1
Boxboard — RdM (Blendecques)	—	—	1	3
Boxboard — Manufacturing Goodwill	—	—	8	—
Boxboard — Fjordcell	37	—	—	—
Boxboard — Converting and Corporate	2	—	—	6
Containerboard — Red Rock	—	—	4	5
Containerboard — Converting	4	6	1	1
Specialty Products	2	—	2	1
Tissue	1	—	—	1

	46	12	16	27

For the year ended December 31, 2009
•	The Company recorded a charge of $1 million to terminate the lease of the building used for the Bakersfield operation, which had been closed in 2008. The Company also recorded additional charges of $5 million in 2009 following the closure of its Toronto recycled boxboard mill in 2008.

•	On April 2, 2009, the Company announced the closure of its Québec City-based corrugated products plant. Sales and distribution services at the Québec City plant remained intact and production has been gradually redirected to other Québec-based corrugated products plants. The Company recorded an impairment charge of $3 million on property, plant and equipment, as well as on inventories, and a charge for severance costs of $4 million in 2009.

•	The Company reviewed the status of the Fjordcell pulp mill that was temporarily closed in 2006. Since the closure of the mill, the Company has considered different options for its reopening together with new project development in the adjacent boxboard mill in Jonquière, Québec. The Company concluded that the reopening was unlikely to occur due to different risk factors and thus recorded an impairment charge on the assets of $37 million.

•	The Company also incurred impairment and restructuring charges totaling $2 million in the Boxboard sector and $3 million in the Containerboard converting sector. Finally, the Company recorded an impairment charge of $3 million on certain equipment in the Specialty Products and Tissue sectors. Restructuring action plans and assets put out of service led to these charges.
CASCADES — ANNUAL REPORT 2009

For the year ended December 31, 2008
•	The Company ceased operations at its Dopaco converting plant located in Bakersfield, California and transferred its production to its Stockton, California, plant. The Company recorded a charge of $3 million.

•	In the first quarter of 2008, the Company announced the reorganization of its North American boxboard operations with its containerboard operations. As a result of this change, the Company recorded a restructuring provision of $6 million. In the third quarter of 2008, the Company closed its Toronto recycled boxboard mill for an indefinite period and recorded a provision of $6 million.

•	The Company also incurred restructuring costs in the amount of $3 million after implementing several cost control measures in its Tissue and Specialty Product groups as well as in its La Rochette boxboard mill in France. The Company also recorded an impairment charge of $2 million on the property, plant and equipment of a wastepaper recovery centre that had ceased operations and other assets of its Specialty Products group.

•	The Company recorded an additional provision of $5 million related to the pension plan settlement and other closure costs of its Red Rock containerboard mill, which was closed in 2006, as well as an impairment charge of $4 million on the remaining value of the property, plant and equipment of this mill. The Containerboard group also recorded an impairment charge of $1 million on equipment from the converting sector and a $1 million restructuring cost in 2008.

•	In the fourth quarter of 2008, RdM announced the definite closure of one machine at its Blendecques boxboard mill in France. This decision resulted in a closure and restructuring charge of $3 million and an impairment charge of $1 million. These amounts represent the Company’s share of RdM’s results.

•	As a result of the impairment test performed on its goodwill (see Note 3 of the consolidated financial statements), the Company recorded an impairment charge of $8 million related to the goodwill of the Boxboard manufacturing units.
The following table shows the reconciliation of all closure and restructuring cost provisions. The balance as at December 31, 2009, should be paid in 2010.

(in millions of Canadian dollars)	2009	2008

Balance — Beginning of year	22	19
Additional provisions
Severance and pension liability	11	26
Others	1	1
Non-monetary items
Pension liability adjustments and others	(5)	—
Payments	(16)	(24)

Balance — End of year	13	22

Derivatives financial instruments
In 2009, the Company recorded an unrealized gain of $26 million on certain derivative financial instruments that were not designated as hedging instruments. More specifically, the 2009 gain includes a $16 million gain on foreign exchange forward derivatives and a gain of $10 million on commodity derivatives.
During the second quarter of 2009, the Company terminated, prior to maturity, foreign exchange forward contracts related to its US$-denominated debt, for net cash proceeds of approximately $8 million. Since these contracts were designated as cash flow hedges for the Company’s debt denominated in U.S. dollars, their decrease in fair value is recorded under “Accumulated Other Comprehensive Income” and will be recorded in earnings until 2013.
The Company recorded an unrealized loss of $27 million in 2008 on certain derivative financial instruments that were not designated as hedging instruments. More specifically, the 2008 loss includes a $15 million loss on commodity derivatives (wastepaper hedging), $10 million on certain foreign exchange option contracts and $2 million on other derivative financial instruments.
In the second quarter of 2008, the Company terminated, prior to maturity, certain natural gas derivatives contracts for net cash proceeds of $15 million. Since these contracts were designated as cash flow hedges of anticipated natural gas purchases, their fair-value increment is recorded under “Accumulated Other Comprehensive Income” and is amortized to earnings over the original designated underlying period of natural gas purchases, from July 2008 to October 2011.
In the fourth quarter of 2008, the Company terminated, prior to maturity, almost all of its foreign exchange forward contracts related to its US$-denominated debt, for net cash proceeds of approximately $150 million. As these contracts were designated, since July 1, 2008, as cash flow hedges for the Company’s debt denominated in U.S. dollars, their fair-value increment is recorded under “Accumulated Other Comprehensive Income” and is recorded mainly in earnings until 2013 under foreign exchange loss on long-term debt.
CASCADES — ANNUAL REPORT 2009

Inventory adjustments resulting from business acquisitions
As a consequence of the allocation of the combination value on the RdM transaction, operating results in 2008 were reduced by $2 million since the inventory acquired at the time of the combination was recognized at fair value and no profit was recorded on its subsequent sale.
Business highlights
Over the past two years, the Company finalized several transactions (closure or sale of certain operating units) in order to optimize its asset base and streamline its cost structure.
The following transactions that occurred in 2008 and 2009 should be taken into consideration when reviewing the overall or segmented analysis of the Company’s results:
Closure, restructuring and disposal
Boxboard Group
1) In the first quarter of 2008, the Company ceased operations at its Dopaco converting plant located in Bakersfield, California and transferred production to its Stockton, California plant.
2) In the first quarter of 2008, the Company announced the reorganization of its North American boxboard operations with its containerboard operations.
3) In the third quarter of 2008, the Company closed its Toronto, Ontario recycled boxboard mill for an indefinite period of time.
4) In the third quarter of 2008, the Company sold its Scierie Lemay sawmill, which was closed at the time.
5) In the fourth quarter of 2008, following restructuring initiatives at RdM (Europe), one paper machine located in Blendecques, France was definitely shut down.
Containerboard Group
6) In 2008 and 2009, the Company carried out a general review of its labour cost structure, which led to approximately 600 layoffs in its converting facilities in Canada and the United States.
7) At the beginning of the second quarter of 2009, the Company announced the closure of its Québec City-based corrugated products plant. This closure took place gradually, through November 2009.
Business Acquisitions
Merger Boxboard Group — Europe
8) Transaction with RdM
     On June 20, 2007, Reno De Medici S.p.A., a public company based in Milan, Italy, announced, along with the Company, the signing of a Letter of Intent for the negotiation of terms and conditions pertaining to a potential combination of RdM and Cascades S.A.’s European recycled cartonboard businesses. The transaction was declared effective March 1, 2008.
     As a result of this transaction, the Company contributed its recycled boxboard manufacturing assets, located in Blendecques, France, and Arnsberg, Germany, as well as its sheeting centre in Wednesbury, U.K., which had a net book value of $92 million (€62 million), in exchange for 115.6 million shares, or 30.6% of outstanding shares of RdM, representing a contribution of $81 million (€54 million) and a cash consideration adjustment of $3 million (€2 million). As a result of the shareholders agreement, the Company’s investment in RdM is proportionally consolidated since March 1, 2008.
Tissue Group
9) On August 31, 2009, the Company acquired the tissue business assets from Atlantic Packaging Products Ltd., based in Ontario.
Specialty Products Group
10) In the third quarter of 2009, a subsidiary of the Company acquired U.S. based Yorkshire Paper Corporation as well as the Canadian recovery assets of Sonoco Recycling. In the fourth quarter of 2009, this group acquired the uncoated partition board manufacturing assets of Les Emballages GAB Ltée located in Québec.
CASCADES — ANNUAL REPORT 2009

Business segment review
Packaging — Boxboard

			Operating								Average selling
	Sales		income (loss)		OIBD		Shipments[1]		Average selling price		price
	(in millions of		(in millions of		(in millions of		(in thousands of		(in Canadian		(in U.S. dollars or
	dollars)		dollars)		dollars)		short tons)		dollars/unit)		euros/unit)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Boxboard
Manufacturing — North America	249	267	9	(50)	24	(34)	331	383	750	705	657	660
Manufacturing — Europe[2]	457	476	2	(25)	24	(6)	525	544	870	877	€549	€562
Converting	692	677	25	16	59	50	267	285	2,593	2,363	2,274	2,217
Others and eliminations	(85)	(97)	(44)	(16)	(40)	(13)	(99)	(119)

	1,313	1,323	(8)	(75)	67	(3)	1,024	1,093
Specific items			48	36	48	36

Excluding specific items			40	(39)	115	33

1	Total shipments do not take into account the elimination of business sector intercompany shipments.

2	Includes the Company’s share of RdM, since March 1, 2008.
CASCADES — ANNUAL REPORT 2009

The main variances in operating income from continuing operations for the Boxboard group are shown below:
Sales for the Boxboard group decreased by $10 million and totalled $1.313 billion in 2009, compared to $1.323 billion in 2008. This decline is mainly explained by a decrease in shipments of 6.5% resulting from the closure of the Toronto mill in 2008 and the current challenging economic environment. Excluding the Toronto mill closure, sales increased slightly by 3%, resulting from higher average selling prices in Canadian dollars and improved average prices in U.S. dollars in our converting operation, mainly in the quick-service restaurant business. Operating income for this group increased by $67 million resulting in a loss of $8 million compared to a loss of $75 million in 2008. In addition to better selling prices, this improvement is mainly due to lower recycled fibre and energy costs. Reductions in fixed costs, which mainly arise from our mills in Europe and the restructuring measures in North America, also had a positive impact on operating income. Finally, operating income benefited from the depreciation of the Canadian dollar against the U.S. dollar and the euro.
North America
Sales in manufacturing mills for 2009 decreased by $18 million, or 6.7%, compared to the same period in 2008. Shipments were lower by 13.5%, due to the unfavourable economic situation and the temporary shutdown of the Toronto mill. Excluding the temporary closure of the Toronto mill in September 2008, which accounted for 85,500 tons in 2008, we took approximately 40,800 tons (70,350 tons in 2008) of downtime in the North American manufacturing units to keep supply and demand on balance and maintain inventories at satisfactory levels. Average manufacturing selling prices decreased by US$3 per ton compared to 2008. On the converting side, shipments were lower by 6%. However, this decrease was more than offset by an increase in the selling prices associated with our folding carton and quick-service restaurant packaging activities. Following sustained demand and higher input costs through the end of 2009, selling price increases were announced at the end of 2009 for implementation during the first quarter of 2010.
Operating income for manufacturing mills in 2009 increased by $59 million, to $9 million compared to a loss of $50 million in 2008. The improvement in profitability is attributable to decreases in raw materials and energy costs of $25 million and $9 million respectively. As for the converting operations, operating income increased by $9 million to $25 million. Increased selling prices led to a $24 million improvement in operating income; however, this increase was offset by an increase of $22 million in raw materials costs (parent rolls). The depreciation of the Canadian dollar against the U.S. dollar also had a total positive impact of $14 million, on operating income for both of these sectors.
In 2009, the Company recorded a $3 million charge to settle a partial curtailment of one of its employee future benefits pension plans as well as closure and restructuring charges of $5 million following the closure of its Toronto recycled boxboard mill in 2008 and impairment and restructuring charges of $3 million following various restructuring measures. In 2009, the Company reviewed the status of the Fjordcell pulp mill that was temporarily closed in 2006 and concluded that the reopening was unlikely to occur and thus recorded an impairment charge on the assets of $37 million.
In 2008, the Company announced the restructuring of its North American boxboard operations with its containerboard operations. This change did not include the QSR folding carton operations (Dopaco). On July 2, 2008, the Group announced the closure of its Toronto boxboard mill for an indefinite period of time, effective in September. The Toronto mill has an annual coated recycled boxboard (CRB) production capacity of approximately 182,000 short tons. As a result of these changes, the Company recorded a restructuring provision of $12 million.
In order to reduce costs, the QSR business unit (Dopaco) decided to increase capacity at its Stockton facility in 2008 while permanently closing its Bakersfield unit in March of the same year. This initiative resulted in a provision of $3 million for closure and restructuring costs. As at December 31, 2008, as a result of an impairment test for its goodwill related to the manufacturing business unit, the Company recorded an impairment charge of $8 million.
Europe
In Europe, average selling prices slightly decreased in 2009 and shipments were 3.5% lower on a yearly basis, compared to a decrease of 6% of the global European carton board demand (CEPI). The deterioration of the sector’s demand is caused by the general economic downturn rather than a specific weakness of our business. Consequently the company took the necessary capacity downtime in order to adjust the production to the demand thus reducing the negative effect on profitability. European activities benefited from the decrease in recycled fibre and energy costs as well as the depreciation of the Canadian dollar against the euro. In addition, our virgin mills benefited from the positive impact of better efficiencies related to capital investments in the early part of the year and favourable exchange rates for the Swedish krona against the euro and the GBP. All these factors led to an increase in operating income of $27 million to $2 million in 2009 compared to a loss of $25 million in 2008.
CASCADES — ANNUAL REPORT 2009

In 2008, following the transaction with RdM, the Company recorded a loss of $5 million as the value of the consideration received was lower than the contributed book value of the assets transferred. As a consequence of the allocation of the combination value on the RdM transaction, operating results for 2008 were reduced by $2 million since the inventory acquired at the time of the combination was recognized at fair value and no profit was recorded on its subsequent sale. In addition to the transaction with RdM, the Company recorded, in 2008, a restructuring provision of $3 million, an impairment charge of $1 million following the closure of one paper machine in Blendecques (RdM) and an unrealized loss on derivative financial instruments of $1 million. These amounts represent our share of RdM’s results. In 2008, the Company also incurred a restructuring provision of $1 million at its La Rochette boxboard mill.
CASCADES — ANNUAL REPORT 2009

Packaging — Containerboard

			Operating
	Sales		income (loss)		OIBD		Shipments[1]				Average selling price		Average selling price
	(in millions of		(in millions of		(in millions of		(in thousands of				(in Canadian		(in U.S.
	dollars)		dollars)		dollars)		short tons)				dollars/unit)		dollars/unit)
	2009	2008	2009	2008	2009	2008	2009		2008		2009	2008	2009		2008

Containerboard
Manufacturing	517	615	67	35	91	57	1,067		1,172		485	527	426		494
Converting	887	962	30	27	56	53	747	[2]	819	[2]	1,202	1,154	1,057	[2]	1,090	[2]
Others and eliminations	(342)	(374)	(15)	(22)	(2)	(7)	(599)		(617)

	1,062	1,203	82	40	145	103	1,215		1,374
Specific items			—	27	—	27

Excluding specific items			82	67	145	130

1	Total shipments do not take into account the elimination of business sector intercompany shipments.

2	Equal to 11,729 million square feet (msf), CAN$76/msf, US$66/msf in 2009, and to 12,998 msf, CAN$74/msf, US$70/msf in 2008.
CASCADES — ANNUAL REPORT 2009

The main variances in operating income from continuing operations for the Containerboard group are shown below:
The Containerboard group’s sales decreased by $141 million, or 11.7%, to $1.062 billion in 2009, compared to $1.203 billion in 2008. Average selling prices in U.S. dollars decreased by $54/s.t. in 2009 compared to 2008. As for our mill in France, average selling prices decreased by €92/s.t. Manufacturing shipments dropped by 9% as a result of the unfavourable economic situation. During the year, 287 days (84 days in 2008) of downtime were taken in the manufacturing sector (corresponding to 125,500 short tons (40,900 short tons in 2008), which represents about 11% of our total capacity), in order to keep production in balance with demand. These downtimes took place mainly in corrugated medium paper mills.
The North American corrugated product market continued to be negatively impacted by the challenging economic environment. Compared to 2008, converting shipments in msf of the Containerboard Group were down 10% in 2009, as the Canadian and Northeastern U.S. industry shipments decreased by 6%. Our converting operations, however, benefited from better selling prices in Canadian dollars due the favourable exchange rate. In 2009, we also decided to realign our sales strategy which resulted in some non profitable contracts that were not renewed.
In 2008 and 2009, we have laid off approximately 600 people in our converting facilities in order to react to the weaker market conditions. These layoffs represent a 17% reduction of the converting segment’s workforce.
Operating income increased by $42 million to $82 million in 2009, compared to $40 million in 2008. Significant sales volume reductions in comparison to 2008 led to a $47 million decrease in operating income. The decrease in average selling prices in our manufacturing mills also had a negative impact on operating income, as explained before. However, the negative impact of the sales volume and selling prices was offset by a significant decrease in wastepaper and energy, totaling a favourable variance of $37 million. Better control of the fixed-cost structure and the depreciation of the Canadian dollar against the U.S. dollar also contributed favorably to the operating income.
On April 2, 2009, the Containerboard group announced the permanent closure of its Québec City-based corrugated products plant. The closure was completed in November and all production for that facility has been redirected to other Québec-based plants. The closure of the Québec City plant led to a restructuring and impairment charge of $7 million in 2009, and should result in annual fixed-cost savings of $4.5 million. Other restructuring and impairment charges of $3 million were recorded in the converting sector. This group also recorded in 2009 an unrealized gain of $10 million on commodity derivative financial instruments, compared to a loss of $16 million in 2008.
In 2008, the Containerboard Group incurred closure costs of $5 million following the settlement of the pension plan and other costs and an impairment charge of $4 million on the remaining value of the property, plant and equipment of the Red Rock facility, which was closed at the end of 2006. This group also recorded an impairment charge of $1 million on equipment in the converting sector and a $1 million restructuring cost in 2008.
CASCADES — ANNUAL REPORT 2009

Packaging — Specialty Products

			Operating						Average selling		Average selling
	Sales		income (loss)		OIBD		Shipments[1]		price		price
	(in millions of		(in millions of		(in millions of		(in thousands of		(in Canadian		(in U.S.
	dollars)		dollars)		dollars)		short tons)		dollars/unit)		dollars/unit)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Specialty products
Manufacturing	332	315	21	(3)	34	10	347	344	957	920	840	863
Converting	243	267	16	21	25	30	116	129
Recovery and deinked	270	376	3	13	15	24	n/a	n/a
Others and eliminations	(76)	(98)	—	—	—	—	(19)	(15)

	769	860	40	31	74	64	444	458
Specific items			—	3	—	3

Excluding specific items			40	34	74	67

1	Total shipments do not take into account the elimination of business sector intercompany shipments.
CASCADES — ANNUAL REPORT 2009

The main variances in operating income from continuing operations for the Specialty Products group are shown below:
In 2009, sales for the Specialty Products group decreased by 11% to $769 million, compared to $860 million in 2008. This decrease is mainly attributable to recovery activities for $87 million. In addition to the negative impact resulting from lower volume for these activities, the lower market selling prices in 2009 over 2008 had a negative impact on sales despite the recent price increases observed in the market. Sales for our industrial packaging sector decreased due to a general decrease in demand and to the difficult economic situation for our paper industry customers. Sales for our specialty papers sector were relatively stable in 2009 compared to 2008 due to the good performance of our mill in Saint-Jérôme, which continues to increase its market share with its recycled-content grade products. Sales in our consumer packaging sector remained stable in 2009.
For the 2009 fiscal year, operating income increased by $9 million to $40 million, compared to $31 million in 2008. Apart from for our recovery activities, this group benefited mainly from the drastic price decrease for wastepaper and commercial pulp, which began during the last quarter of 2008 and led to a positive impact of $32 million on operating income. This positive impact more than offset the negative effect of $26 million that was due to the decrease in our average selling prices and volume. Our fine paper mill located in Saint-Jérôme significantly increased its profitability through its variety of specialty products and higher recycled-content grades. Despite a recent increase in recycled material selling prices, our de-inking sector also improved its profitability. Our consumer packaging sector increased its contribution compared to 2008 as both our plastics and moulded pulp activities benefited from higher volume combined with the lower cost of raw materials. In addition, our industrial packaging sector profitability was lower in 2009 due to a difficult business environment for the customers of our paper mill packaging and honeycomb products activities.
In 2009, this group continued its growth with the strategic acquisitions of the recovery business of Yorkshire Paper Corporation, based in the U.S., as well as the Canadian recovery assets of Sonoco Recycling. In the fourth quarter of 2009, the group acquired the uncoated partition board manufacturing assets of Les Emballages GAB Ltée in Québec. These acquisitions were made for a cash consideration of $8 million.
In 2009, this group recorded an impairment charge of $2 million on certain equipment that had been put out of service. It also recorded a gain of $2 million on the disposal of assets for a mill in Europe closed in 2006. In 2008, the group also recorded an impairment charge of $2 million on the property, plant and equipment of one wastepaper sorting facility that ceased operations during the year as well as on other assets. It also incurred a $1 million charge following the same restructuring initiatives.
CASCADES — ANNUAL REPORT 2009

Tissue Papers

			Operating						Average selling		Average selling
	Sales		income (loss)		OIBD		Shipments[1]		price		price
	(in millions of		(in millions of		(in millions of		(in thousands of		(in Canadian		(in U.S.
	dollars)		dollars)		dollars)		short tons)		dollars/unit)		dollars/unit)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Tissue Papers
Manufacturing and converting	840	787	116	54	153	89	459	471	1,785	1,643	1,568	1,499

Specific items			1	1	1	1

Excluding specific items			117	55	154	90

1	Total shipments do not take into account reflect the elimination of business sector intercompany shipments.

CASCADES — ANNUAL REPORT 2009

The main variances in operating income from continuing operations for the Tissue group are shown below:
Tissue group sales increased by 6.7% to $840 million for the 2009 fiscal year compared to $787 million in 2008, while shipments decreased by 2.5%. The unfavourable economic conditions have affected the U.S. commercial and industrial markets where our jumbo roll shipments decreased by 7%. However, our overall converting shipments remained healthy with an increase of 1%. The improvement in sales is mainly due to the depreciation of the Canadian dollar against the U.S. dollar in 2009 and the rise in the proportion of converted products against total shipments compared to 2008, for which selling prices are higher than for jumbo rolls. These positive impacts were partly offset by a decrease in average selling prices for parent rolls. In addition, the recent acquisition of the Atlantic tissue assets contributed to approximately $26 million in sales and 10,800 tons since its acquisition on August 31st, 2009.
The Tissue group’s operating income items increased by 115% and stood at $116 million in 2009, compared to $54 million for 2008. The improvement in operating income is mainly due to the significant decrease in raw materials and energy prices at the beginning of the year. Operational inefficiencies at the Memphis mill resulted in additional costs for the group and a special team has been put in place to remedy this situation. Our other costs increase is mostly due to additional promotional activities versus 2008 for the Cascades brand and significant downtime taken in three facilities during the year to balance inventories.
The specific item for the group is a $1 million impairment charge on some assets in 2009 and $1 million in restructuring costs due to a labour rationalization in 2008.
On August 31, 2009, the Company finalized the acquisition of the tissue business from Atlantic Packaging Products Ltd. based in Ontario, for a total consideration of $61 million. This transaction will enable the group to further develop the Cascades Enviro100% recycled brand, particularly in central and western Canada, by bringing them closer to their customers located west of the province of Québec. This acquisition will also enable the group to increase the annual volume sold externally by approximately 70,000 short tons, adding close to $100 million in sales per year.
Corporate activities
In 2009, operating income for corporate activities included a foreign exchange loss of $7 million compared to a foreign exchange loss of $11 million in 2008, which came from forward exchange contracts, interest payable in U.S. dollars and the net cash position of its centralized cash pooling accounts.
Corporate activities also include operating income from the Company’s Engineering Division, which has been involved in a construction project in western Canada for a third party since late 2006. This project was completed in 2008 and the final settlement of outstanding unpaid invoices was completed on September 30, 2009. As a result of this cash settlement, the Company recorded operating income of $4 million during 2009 and reduced its accounts receivable by $26 million.
In addition, operating income in 2009 includes a charge of $2 million following a fire at an external warehouse that led to the loss of raw materials for fine papers and tissue paper finished products. This charge represents the financial portion supported by corporate activities. Also, the profitability of other corporate services was lower due to the difficult economic environment. The 2008 results for corporate activities include a charge of $4 million resulting from the collapse of a roof section at the Company’s fine papers converting centre located in Saint-Jérôme in March 2008.
In 2009, the Company recorded an unrealized gain of $16 million on derivative financial instruments compared to a loss of $10 million in 2008.
CASCADES — ANNUAL REPORT 2009

Other items analysis
Depreciation and amortization
Depreciation and amortization increased to $218 million in 2009, compared to $213 million in 2008. The depreciation and amortization expense was affected by the net impact of the proportional consolidation of the transaction with RdM. In addition, the depreciation of the Canadian dollar against the U.S. dollar increased the depreciation and amortization expense in 2009 compared to 2008.
Financing expense
The financing expense remained stable at $101 million in 2009 compared to 2008. The decrease in the level of our debt more than compensated for the depreciation of the Canadian dollar against the U.S. dollar that led to an increase in financing expenses on our US$-denominated debts. The increase of 2% in the applicable interest margin on the variable interest rate for the Company’s revolving and term facilities following the February 13, 2009, amendment of its credit facility to maintain its existing financial covenants also increased our financing expense in 2009.
In November and December 2009 the Company issued new unsecured senior notes in the amount of US$750 million and CAN $200 million with an interest rate yield of 8%, except for a tranche of US$250 million at a yield of 8.125%. The proceeds of these new notes were used to repurchase our 2013 US$ senior notes that were yielding at an average interest rate of 7%.
Loss on refinancing of senior notes
Following the refinancing of its debt, the Company repurchased the 2013 notes at a premium over their face value for an amount of $13 million (US$13 million). The Company also wrote-off certain costs recorded in reduction of long-term debt in the amount of $4 million.
Gain on Purchases of senior notes
During the first quarter of 2009, the Company purchased senior notes that were trading at a discount. The difference between the nominal value and the amount paid resulted in a gain of $14 million. The Company also recorded, in 2008, a $2 million gain following the purchase of $3 million of its US$-denominated debt at a price below its nominal value.
Foreign exchange loss (Gain) on long-term debt and financial instruments
In 2009, since its US$-denominated debts were hedged, the Company did not record any foreign exchange gain or loss on these debts until the refinancing was completed at the end of the fourth quarter of 2009. However, following this refinancing, the Company recorded a loss, resulting mainly from the recognition of charges previously recorded under “Accumulated Other Comprehensive Income” upon termination of the hedge accounting of foreign exchange forward contracts in 2008. The impact of this refinancing and the timing of the designation of these contracts in 2008 along with the portions of these instruments that did not qualify as cash flow hedge accounting resulted in a loss of $45 million in 2009.
In 2007, the Company entered into derivative instruments to fix US$900 million of its US$-denominated debt at an average exchange rate of CAN $0.981 (US$1.019). Initially, these instruments were not designated as a hedge against fluctuations in foreign exchange rates on the US$-denominated debts. Consequently, gains and losses on changes in their fair value were recorded in earnings and, for the most part, offset foreign exchange gains and losses on the US$-denominated debts.
In 2008, a foreign exchange loss of $20 million was recorded prior to the designation of a hedging relationship on July 1, 2008 which qualified for cash-flow hedge accounting in accordance with Section 3865. The timing of these transactions and of the designation and the portions of these instruments that did not qualify as cash flow hedge accounting resulted in a loss of $6 million in 2008.
Provision for income taxes
The 2009 income tax expense was $23 million, for an effective rate of 35%, including the impact of all specific items. As a consequence of a Québec income tax rate change on investment income and of a change in the income tax rate in the province of Ontario, a favourable adjustment of $8 million is included in the 2009 earnings. Of that amount, $6 million is recorded in the income tax provision and $2 million in the share of earnings of significantly-influenced companies. Excluding the impact of all specific items, the effective tax rate was approximately 33%.
The effective tax rate and current income taxes are affected by the results of certain subsidiaries and a joint venture located in countries — notably Germany, Italy and the United States — where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 31% to 35%.
CASCADES — ANNUAL REPORT 2009

Share of results of significantly influenced companies and dilution gain
The share of results of significantly influenced companies is mainly represented by our 34% interest in Boralex Inc., a Canadian public company that is a major private electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in the northeastern United States, Canada and France. The share of results includes a net dilution gain of $4 million, stemming from Boralex’s reduced participation in its European operations from 100% to 83.7% following an equity subscription of €15 million from a private partner. Subsequent investments will be made by this investor and when these are completed, the new partner will hold 30% of Boralex’s European activities. Our share of results of Boralex also includes a $1 million net impact of an impairment charge recorded in Boralex’s consolidated results.
Results of discontinued operations
The results of discontinued operations include those of the Greenfield and Scierie Lemay facilities. On January 7, 2008, the Company sold its Greenfield SAS pulp mill, located in France, for an amount of $41 million (€28 million). This transaction resulted in a gain of $24 million before related income taxes of $4 million.
Net earnings
As a result of the foregoing factors, the Company posted net earnings of $60 million, or $0.61 per share in 2009, compared to a net loss of $54 million, or $0.55 per share in 2008. After excluding certain specific items, however, the Company realized net earnings of $110 million, or $1.13 per share, compared to $4 million, or $0.04 per share in 2008 (see ”Supplemental Information on Non-GAAP Measures” for reconciliation of these amounts).
Liquidity and capital resources
Cash flows from operating activities
Operating activities generated $357 million in liquidity in 2009, compared to $124 million in 2008. Changes in non-cash working capital components generated $52 million in funds, compared to a cash requirement of $31 million in 2008. The improvement in cash flow is the result of proactive measures to optimize working capital. Our inventories decreased by $21 million, mainly due to the decrease of $16 million in raw materials inventory resulting from the strategic management of our recycled fibre needs. During the second quarter of 2009, we have entered into a factoring program for certain of our accounts receivable in which resulted in a decrease of $15 million (€10 million) in accounts receivable as at December 31, 2009. Our Engineering division also reduced its accounts receivable by $26 million (see Corporate Activities segment review).
Cash flow from operating activities, excluding the change in non-cash working capital components, stood at $305 million for 2009, compared to $155 million in 2008. Specific amounts, namely $26 million related to closure and restructuring charges and $2 million for an inventory fair value adjustment resulting from the RdM merger, reduced cash flow from operating activities in 2008 versus $22 million in 2009 related to closure and restructuring costs of $9 million and to the premium paid on the refinancing of our long-term debt of $13 million. Cash flow from operating activities in 2008 includes the net proceeds of $15 million from the early settlement of certain natural gas derivative contracts. The related value increment is recorded under “Accumulated Other Comprehensive Income” and is amortized against earnings over the original designated underlying period of natural gas purchases, from July 2008 to October 2011.
This cash flow measure is significant, since it positions the Company to pursue its capital expenditures program and reduce its indebtedness.
Investing activities
Investment activities in 2009 required total cash resources of $257 million, mainly for business acquisitions ($69 million) and capital expenditure projects ($173 million). The largest capital projects in 2009 were:
CASCADES — ANNUAL REPORT 2009

Boxboard ($58 million)
•	$9 million for production process optimization in the La Rochette, France mill.

•	$25 million to add converting equipment for the QSR business.
Containerboard ($31 million)
•	$7 million for a bark boiler in the Trenton mill.

•	$8 million for various projects in the papermill manufacturing units.

•	$5 million for a new press in one converting facility in Québec.
Specialty Products ($32 million)
•	$10 million to complete the new sorting facility in Calgary, for our paper recycling activities.

•	$4 million for a landfill site in Québec.

•	$3 million for new equipment on a paper machine in our fine paper mill in St-Jérôme.

•	$1 million for a new line in our Kingsey Falls moulded pulp plant.
Tissue ($31 million)
•	$11 million for expansion and installation of converting equipment at the Lachute unit.

•	$11 million for new converting equipment in North Carolina, Pennsylvania, Wisconsin, Arizona, Waterford, Candiac and Laval.

•	$2 million for adding onto converting equipment, and lease improvements in a joint venture based in North Carolina.

•	$1 million for improvement on a building used for a paper machine in Pennsylvania.
Corporate activities ($20 million)
•	$10 million for the acquisition of a warehouse.

•	Investments aimed at reducing energy consumption.
The Company also invested approximately $7 million in other assets, for the purchase and implementation of software.
The Company also sold assets in its Specialty Products group for a consideration of $2 million.
In 2008, the Company disposed of one building located in Montréal (Québec) for a cash consideration of $5 million. No gain or loss was realized on this transaction.
The merger of our European recycled boxboard assets with RdM in March 2008 did not generate or require any cash since the consideration was shares in RdM, except for a cash consideration adjustment of $3.7 million. As at the transaction date, our share of the cash and cash equivalents owned by RdM, net of cash transferred from our transferred assets, amounted to $5.2 million. In addition, in 2009 the Company acquired in 2009, 11.2 million shares (2008-9.6 million) shares in RdM on the open market, which represents 3% (2008-2.6%) of the outstanding shares, for a cash consideration of $3.9 million (€2.5 million) (2008-$4.2 million (€2.7 million)). As of December 31, 2009, our investments in RdM stood at 36.15%.
Business acquisitions ($69 million)
In 2009, the Company paid $61 million for the acquisition of the tissue paper assets of Atlantic Packaging Products Ltd. based in Ontario as well as $4 million for the acquisition of the Canadian assets of Sonoco Recycling and the recovery assets of Yorkshire Paper Corporation located in the United States, through its subsidiary Metro Waste Paper Recovery Inc. In the fourth quarter of 2009, the group acquired the uncoated partition board manufacturing assets of Les Emballages GAB Ltée in Québec for a cash consideration of $4 million.
Financing activities
Debt refinancing
Revolving and term facilities
On May 7, 2008, the Company amended its credit facility, extending its $100 million, 12-month unsecured revolving credit from June 2008 to June 2009 and maintaining the existing covenant at that time until June 30, 2009.
On February 13, 2009, the Company entered into an agreement to amend its existing bank credit agreement. Under the terms of the amendment, the existing financial covenants, namely the maximum funded debt to capitalization ratio of 65% and the minimum interest coverage ratio of 2.25x, will remain unchanged until maturity in October 2012. In consideration of this covenant extension, the variable interest rate applicable to borrowings outstanding was increased by 200 basis points. The amendment also cancels the unsecured revolving credit facility in the amount of $100 million that was originally scheduled to terminate in June 2009.
The amounts of the Company’s secured revolving credit and term facilities ($750 million and $100 million respectively) and their maturity dates (December 2011 and October 2012, respectively) remain unchanged.
Unsecured senior notes
On November 19, 2009, the Company issued US$500 million aggregate principal amount of 7.75% senior notes due 2017 and CAN$200 million aggregate principal amount of 7.75% senior notes due 2016. The US$ notes were issued at a price of 98.534% of their principal amount and the CAN$ notes were issued at a price of 98.670% of their principal amount, both resulting in an effective yield of 8%. On December 9, 2009, the Company also completed a US$250 million aggregate principal amount of 7.875% senior notes due 2020. These notes were issued at a price of 98.293% of their principal amount to yield 8.125%.
The Company used the gross proceeds from these offering of notes to fund the purchase of the Company’s outstanding senior notes maturing in 2013. The Company used the remaining proceeds of the offering to pay fees and expenses in connection with the offering and the tender offer and to reduce indebtedness outstanding under the revolving portion of our credit facility.
CASCADES — ANNUAL REPORT 2009

In November and December, 2009, the Company purchased, for a total consideration of US$732 million including a premium of US$13 million, a total of US$530 million aggregate principal amount of 7.25% notes and US$189 million aggregate principal amount of 6.75% notes due 2013, leaving outstanding approximately US$116 million aggregate principal amount of 7.25% notes and US$61 million aggregate principal amount of 6.75% notes.
As of March 15, 2010, the Company purchased, for a total consideration of US$158 million including a premium of US$3 million, a total of US$106 million aggregate principal amount of 7.25% notes and US$49 million aggregate principal amount of 6.75% notes due 2013. Approximately US$10 million aggregate principal amount of 7.25% notes and approximately US$12 million aggregate principal amount of 6.75% notes remain outstanding.
The Company also concluded, in the first quarter of 2010, an agreement with the majority of the remaining holders of the 7.25% and 6.75% notes outstanding, pursuant to which such holders have consented in writing to eliminate substantially all of the restrictive covenants contained in the Indentures and to eliminate certain of the events of default contained in the Indentures.
During the first quarter of 2009, the Company benefited from its positive cash flow, purchasing senior notes with a nominal value of US$26 million, for a consideration of US$15 million ($18 million). At the end of 2008, the Company purchased US$3 million of the nominal value of its unsecured senior notes, for an amount of US$2 million ($2 million). The gain resulting from the difference between the nominal value and the amount paid has been recorded in earnings.
These transactions and the refinancing of long-term debt, combined with cash flow from operating activities and investments in capital projects, resulted in a $77-million decrease in our total indebtedness in 2009.
In 2009, a 73%-owned subsidiary of the Company (Metro Waste) completed long-term financing for its activities and repaid the temporary loan that had been provided in 2008. During the second quarter of 2009, the Company provided a limited guarantee for this financing, for a maximum amount of $10 million.
The Company also redeemed 1,340,318 of its common shares on the open market, pursuant to a normal-course issuer bid, for an amount of $4 million.
Including the $16 million in dividends paid out during 2009, financing activities required $89 million in liquidity.
Settlement of forward exchange contracts
In 2007, the Company entered into new derivative instruments to fix the nominal value of its US$-denominated debt maturing in 2013.
In the fourth quarter of 2008, the Company terminated substantially all of these forward exchange derivative contracts prior to their maturity for net cash proceeds of approximately $150 million. Since these contracts had been designated as cash flow hedges, effective July 1, 2008, for the Company’s US$-denominated debt, their fair value increment was recorded under “Accumulated Other Comprehensive Income” and in other assets. At the time of the sale of its derivative contracts, the Company entered into new derivative instruments to fix a portion of the nominal value of its US$-denominated debt maturing in 2013.
During the second quarter of 2009, the Company terminated foreign exchange forward contracts and options prior to maturity for net cash proceeds of approximately $8 million. Since these contracts had been designated as cash flow hedges for the Company’s US$-denominated debt, their fair-value decrease was recorded under “Accumulated Other Comprehensive Income.” The net cash proceeds of these transactions have been applied to reduce the Company’s revolving credit facility.
At the end of 2009, the Company had forward exchange contracts and options to purchase a maximum of US$398 million maturing in 2013, at an average exchange rate of CAN$1.1759 (US$0.85). The mark-to-market value of $47 million is recorded under “Other Liabilities” on the balance sheet. As at December 31, 2009, of these US$398 million forward and options contracts, US$160 million were still designated as a hedging instrument of the repayment of the 2013 senior notes. In the first quarter of 2010, following the repurchase of substantially all of the remaining 2013 senior notes, all of these forward and options contracts were dedesignated. As a result, subsequent changes in their fair value will be recorded in earnings. The Company may elect to terminate these contracts at the appropriate time before their 2013 maturities.
Liquidity from discontinued operations
In 2007, the Company reclassified its Scierie Lemay sawmill and Greenfield SAS pulp mill activities as discontinued operations. The Greenfield pulp mill was sold in early January 2008 for a cash consideration of $41 million (€28 million). These businesses generated $5 million from their operating activities and $3 million was paid out in 2009 (2008-$2 million), for a 2006 legal settlement relating to our fine papers activities. In addition, in September 2008, the Company sold its Scierie Lemay sawmill assets for a cash consideration of $6 million and a contingent consideration of $2 million. This amount has been reduced to $1 million as the reduction in value was recorded in specific items as previously presented.
CASCADES — ANNUAL REPORT 2009

Consolidated financial position as at December 31, 2009 and December 31, 2008
The Company’s financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	2009	2008

Working capital[1]	552	694
% of sales[2]	14.2%	16.5%
Bank loan and advances	83	104
Current portion of long-term debt	10	36
Long-term debt	1,459	1,672
Total debt	1,552	1,812
Shareholders’ equity	1,304	1,256
Total equity and debt	2,856	3,068
Ratio of debt/total equity and debt	54.3%	59.1%
Shareholders’ equity per share (in dollars)	$13.41	$12.74

1	Working capital includes accounts receivable plus inventories less accounts payable. It excludes the unpaid provision for closure and restructuring costs in the amount of $13 million as at December 31, 2009 and $22 million as at December 31, 2008. It also excludes the current portion of derivative financial instrument assets in the amount of $9 million as at December 31, 2009 (liabilities of $30 million in 2008), $2 million of other liabilities in 2009 and 2008, the net income taxes receivable in the amount of $12 million ($31 million in 2008) and the current portion of future tax liabilities in the amount of $- million as at December 31, 2009 (assets of $10 million in 2008).

2	% of sales = LTM Working Capital/LTM Sales.
Liquidity available via the Company’s credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations and fulfill its capital expenditure program. Capital expenditures for 2010 are estimated at approximately $200 million with $125 million initially approved. This amount is subject to change depending on the Company’s operating results and on general economic conditions. As at December 31, 2009, the Company had $521 million (net of letters of credit in the amount of $26 million) available through its $850 million revolving credit facility. However, the borrowing base authorized by our credit agreement decreased during the period to approximately $806 million, which reduced our borrowing capacity by $44 million. The Company’s joint- ventures have approximately $22 million (net of letters of credit in the amount of $1 million) available through their various credit facilities. The Company has no significant debt maturities before the end of 2011. In 2010, there is no significant cash requirement in terms of pension liabilities, compared with 2009. In the beginning of 2010, the Company used its available liquidity to repurchase the outstanding 2013 senior notes for an amount of $164 million (US$158 million).
Comments on the fourth quarter of 2009
In comparison with the same period last year, despite a 4.5% increase in shipments resulting mainly from recent acquisitions, sales decreased by 7% to $952 million reflecting a drop in most of our selling prices combined with the significant appreciation of the Canadian dollar.
Net loss for the fourth quarter ended December 31, 2009 amounted to $41 million, or $0.42 per share compared to a net loss of $18 million, or $0.19 per share in 2008. When excluding specific items, the fourth quarter results amounted to net earnings of $26 million, or $0.27 per share compared to net earnings of $18 million, or $0.18 per share in the same period of last year.
Operating results however improved despite lower selling prices and the rise of the Canadian currency. In fact, the operating income from continuing operations increased to $14 million compared to a loss of $3 million in 2008 due mainly to lower energy costs, the improvement of our recovery and our boxboard operations and a better control of our costs.
Specific items that have impacted the fourth quarter of 2009 operating income includes a $42 million impairment loss ($37 million related to our Fjordcell pulp mill), a $4 million unrealized gain on financial instruments and a $2 million in closure and restructuring costs.
In addition to these items, other specific items have impacted our quarterly net earnings such as a $37 million foreign exchange loss on long-term debt and financial instruments ($33 million related to our long-term refinancing), a $17 million loss on long-term debt refinancing, a $3 million gain included in the share of results of significantly influenced companies and a $2 million gain from the adjustment of the statutory tax rate.
CASCADES — ANNUAL REPORT 2009

The reconciliation of the specific items by business group is as follows:

	2009
For the three-month period ended December 31			Specialty	Tissue	Corporate
(in millions of Canadian dollars)	Boxboard	Containerboard	Poducts	Papers	Activities	Consolidated

Operating income (loss)	(24)	14	9	24	(9)	14
Depreciation and amortization	18	15	9	10	4	56

Operating income (loss) before depreciation and amortization	(6)	29	18	34	(5)	70
Specific items:
Impairment loss	39	1	1	1	—	42
Closure and restructuring costs	—	2	—	—	—	2
Gain on financial instruments	—	(2)	—	—	(2)	(4)

	39	1	1	1	(2)	40

Operating income (loss) before depreciation and amortization – excluding specific items	33	30	19	35	(7)	110

Operating income (loss) – excluding specific items	15	15	10	25	(11)	54

	2008
For the three-month period ended December 31			Specialty	Tissue	Corporate
(in millions of Canadian dollars)	Boxboard	Containerboard	Poducts	Papers	Activities	Consolidated

Operating income (loss)	(27)	3	12	32	(23)	(3)
Depreciation and amortization	20	16	8	9	2	55

Operating income (loss) before depreciation and amortization	(7)	19	20	41	(21)	52
Specific items:
Impairment loss	9	3	1	—	—	13
Closure and restructuring costs	8	1	1	—	—	10
Gain on financial instruments	1	8	—	—	12	21

	18	12	2	—	12	44

Operating income (loss) before depreciation and amortization – excluding specific items	11	31	22	41	(9)	96

Operating income (loss) – excluding specific items	(9)	15	14	32	(11)	41

The main variances in operating income from continuing operations are shown below:
CASCADES — ANNUAL REPORT 2009

Management comments on the current economic situation
General
The general economic condition especially, in the United States, could negatively impact the Company since it operates mostly in the North American market. However, in 2009, the Company’s operating results were improved by the decline in recycled fibre and energy costs and the improvement in volume during the second half of the year. Nonetheless, there is a risk these economic conditions could reverse themselves in a short period of time. The difficulties the Company faced in 2008 and the significant improvement in our results in 2009 has demonstrated the extent to which the extreme volatility of the financial market can affect our results. In addition to these volatile conditions, any decrease in demand could cause a decline in our selling price which would have a negative impact on our results.
Under these conditions, management will continue to take the necessary downtime, implement cost reduction programs in all of its sectors and maintain a rigorous analysis of investments projects. In the face of these volatile economic conditions, the Company remains committed to its strategy of focusing on its Packaging and Tissue sectors, optimizing the use of recycled fibre and increasing its converting integration rate.
Financing
Financial market conditions significantly improved in 2009 and the Company was opportunistic in addressing its US$896 million in senior notes maturing in 2013. We made the decision to issue new unsecured notes to improve our financial risk profile by extending this one-time 2013 maturity with new maturities in 2016, 2017 and 2020. We also improved our financial flexibility through an improved Indenture governing the notes while increasing our financing cost by approximately 1%. In 2010, the Company may consider at refinancing its existing credit facility if conditions are favourable. With its available credit and no significant debt maturities before December 2011, the Company is well positioned to face uncertain times if they arise.
North American Boxboard Group
In March 2008, the Company announced the reorganization of these operations with its containerboard operations, along with a change of management. The group announced the closure of its Toronto boxboard mill for an indefinite period of time and also reorganized its workforce and sales activities. Following these actions and favourable business conditions, this business group improved its financial performance in 2009. However, the management team continues to review its alternatives in order to optimize the profitability of these assets, and decisions may be made in 2010 that could lead to capital investments or to further restructuring measures.
Pension liabilities
The Company’s future employee benefits assets and liabilities amounted to $531 million and $669 million respectively as at December 31, 2009. These liabilities include an amount of $105 million for post-retirement benefits other than pension plans, which do not require any funding by the Company until they are claimed by the employees. This amount is not expected to increase, as the Company is reviewing its benefits program to phase out some of them for the majority of future and current employees who do not meet certain criteria.
With regards to pension plans, the Company’s risk is limited, as only approximately 30% of its active employees are subject to a defined benefit contribution pension plan while the remaining employees are part of the Company’s defined contribution plans such as group RRSPs or 401K’s. In 2010, approximately 60% of the Company’s pension plans will be required to have an actuarial valuation performed, and additional funding by the Company may be required. However, Cascades plans to use the measurement relief allowed by Law in order to reduce the impact of its increased current contributions.
Considering the assumptions used and the unrecognized liability, the deficit status for accounting purposes of its pension plans amounted to $33 million as at December 31, 2009, compared to $17 million in 2008. Excluding specific events, the expense for these pension plans is expected to decrease to approximately $15 million in 2010, compared to $17 million in 2009. As for the cash flow requirement, these pension plans are expected to require a contribution of approximately $22 million in 2010, compared with $19 million in 2009.
Government support
On June 17, 2009, the Government of Canada announced $1 billion in spending to support environmental improvements for the pulp and paper industry. The Green Transformation Program is intended to provide funding of $0.16 per litre of black liquor, to a maximum program total of $1 billion. Eligible companies participating in the Green Transformation Program will be required to invest these funds over the next three years in capital expenditures that make improvements to the energy efficiency or environmental performance of any pulp and paper mill in Canada. This program is retroactively applicable to January 1, 2009. On October 9, 2009, the Government of Canada announced the allocation of payments that will be made under this program. As per this announcement, Cascades is eligible for an amount of $6 million. As at December 31, 2009, Cascades has not recorded any amount under this program, since the funds will be received upon the realization of the capital expenditure approved by the government in this respect.
Refer to “Risk Management” (page 34) for more details on what factors could have an impact on our operations
CASCADES — ANNUAL REPORT 2009

Near-term outlook
Overall, we expect that, pursuant to an economic recovery, the demand for our different products will continue to gradually improve during the year. We should also start to benefit from the implementation of announced price increases in most of our sectors in the first quarter of 2010. However, the growth in profitability due to these price hikes may be almost fully offset by the recent inflation of our recycled fibre and pulp costs. In addition, we anticipate being negatively impacted by a higher Canadian dollar and energy costs in 2010 compared to 2009. Our hedging programs for currency, natural gas and electricity should, on the other hand, minimize this impact.
On the financial front, notwithstanding our improved flexibility and ratios in 2009, we aim to generate approximately $100 million of free cash flows to pay down debt and finance certain strategic investments. We will therefore maintain our objective of reducing our working capital in line with sales and having a cautious approach with regards to capital investments. We will also continue our efforts to divest non-strategic or non-performing assets. Finally, we will remain focused on information technology, innovation, sustainable development, operational efficiency improvement, reduction of energy consumption and health and safety in order to remain competitive in challenging markets.
Capital stock information
As at December 31, 2009, issued and outstanding capital stock consisted of 97,208,533 common shares (98,548,851 as at December 31, 2008), and 4,603,595 stock options were issued and outstanding (2,903,506 as at December 31, 2008). In 2009, no options were exercised and 468,006 were forfeited. In 2009, the Company issued 97,669 stock options at an exercise price of $7.64, 2,031,785 stock options at an exercise price of $2.28 and 38,641 stock options at an exercise price of $9.42.
As at March 15, 2010, issued and outstanding capital stock consisted of 96,970,815 common shares and 4,573,869 stock options.
Contractual obligations and other commitments
The Company’s principal contractual obligations and commercial commitments relate to outstanding debt, operating leases, capital leases and purchase obligations for its normal business operations. The following table summarizes these obligations as at December 31, 2009:
Contractual obligations

Payment due by period			Years 2011	Years 2013
(in millions of dollars)	Total	Year 2010	and 2012	and 2014	Thereafter

Long-term debt, including capital and interests	2,215	109	487	360	1,259
Operating lease	163	39	53	32	39
Purchase obligations	437	143	133	73	88
Legal settlement	7	3	3	1	—
Pension plans and other post-employement benefits	517	55	89	123	250

Total contractual obligations	3,339	349	765	589	1,636

Transactions with related parties
The Company has also entered into various agreements with its joint-venture partners, significantly influenced companies and entities that are affiliated to one or more of its directors for the supply of raw materials, including recycled paper, virgin pulp and energy the supply of unconverted and converted products and other agreements entered into in the normal course of business. Aggregate sales by the Company to its joint-venture partners and other affiliates totalled $132 million and $150 million for 2008 and 2009 respectively. Aggregate sales to the Company from its joint-venture partners and other affiliates came to $59 million and $64 million for 2008 and 2009 respectively. These amounts are on a 100% comparative basis.
Off-balance-sheet arrangements
In the normal course of business, Cascades finances some of its activities off-balance sheet through leases. The Company enters into operating leases for buildings and equipment. Minimum future rental payments under these operating leases, determined as at December 31, 2009, are included in the contractual obligations table above.
CASCADES — ANNUAL REPORT 2009

Factoring of accounts receivable
The Company sells its accounts receivable (“receivable”) from clients of one of its European subsidiaries through a factoring contract with a financial institution. The Company uses factoring of receivables as a source of financing by reducing its working capital requirements. This factoring consists of the sale of a part of its receivables to this financial institution. The contract normally allows the daily sale of new receivables to replace those that have been collected. The contract also limits the receivables that can be sold. When the receivables are sold, the Company removes them from the balance sheet, recognizes the amount received as the consideration for the transfer and records a loss on factoring, which is included in “Cost of sales (excluding depreciation and amortization)” in the financial statements. The receivables for which the Company retained interest are included in “Accounts receivable” in its financial statements and will be collected only when the financial institution has recovered its part of the receivables bought. The Company retains responsibility for servicing the receivables sold but does not record any servicing assets or liabilities.
As at December 31, 2009, the off-balance-sheet impact of the factoring of receivables amounted to $15 million (€10 million). The Company expects to continue to sell receivables on an ongoing basis, given the attractive costs. Should it decide to discontinue this contract, its working capital and bank debt requirements would increase.
Critical accounting estimates
Some of the Company’s accounting policies require significant estimates and assumptions about future events that affect the amounts reported in the financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of management’s judgment. Actual results could differ from those estimates, and any such differences may be material to the Company’s financial statements. A summary of our significant accounting policies is disclosed in note 1 of our consolidated financial statements. We believe the following items require us to make estimates.
Impairment of long-lived assets and goodwill
(a) Property, plant and equipment and intangible assets (referred to as “long-lived assets”) are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that at the lowest level of determinable cash flows, the carrying value of the long-lived assets may not be recoverable. This is accomplished by determining if projected undiscounted future cash flows from operations exceed the carrying amount of the assets as of the assessment date. Estimates of future cash flows and fair values require judgment and may change.
     For the purpose of this test, estimates of undiscounted future cash flows from operations are developed and several key assumptions are used, including production levels, selling prices and volume, raw material costs and foreign exchange rate. The forecasts used were derived from our internal budget and forecast and supported or derived from external information on the industry, such as Resource Information Systems Inc. (“RISI”) and Bloomberg.
     The Company believes such assumptions to be reasonable. These assumptions involve a high degree of judgment and complexity and reflect our best estimates given the information available at the assessment date. In addition, our products are commodity products; therefore, pricing is inherently volatile and often follows a cyclical pattern.
     Considering the above, there is a measurement uncertainty since adverse changes in one or in a combination of our key assumptions or change in use of such operations could require a significant change in the carrying amount of the assets tested for impairment.
(b) Goodwill is not amortized and is subject to an annual goodwill impairment test. This test is carried out more frequently if events or changes in circumstances indicate that goodwill might be impaired. A goodwill impairment test determines whether the fair value of a reporting unit exceeds the net carrying amount of that reporting unit (“Step I”), including goodwill, as of the assessment date in order to assess if goodwill is impaired. If the fair value is greater than the net carrying amount, no impairment charge is necessary. In the event that the net carrying value exceeds the fair value, a “Step II” goodwill impairment test must be performed in order to determine the amount of the impairment charge. The implied fair value of goodwill in this test is estimated in the same way as goodwill was determined at the date of the acquisition in a business combination. That is, the excess of the fair value of the reporting unit over the fair value of its identifiable net assets represents the implied value of goodwill. To accomplish this Step II test, the fair value of the reporting unit’s goodwill must be estimated and compared to its carrying value. The excess of the carrying value over the fair value is taken as an impairment charge in the period.
     In determining the fair value of our reporting units, we primarily used the discounted cash flow method and several key assumptions were used for these tests, including production levels, selling prices and volume, raw materials costs, foreign exchange rate, weighted average cost of capital (“WACC”) and capital spending. The forecasts used were derived from our internal budget and forecast and supported or derived from external information on the industry, such as Resource Information Systems Inc. (“RISI”) and Bloomberg.
     The Company believes such assumptions to be reasonable. These assumptions involve a high degree of judgment and complexity and reflect our best estimates given the information available at the assessment date. In addition, our products are commodity products; therefore pricing is inherently volatile and often follows a cyclical pattern.
     These assumptions are often interrelated. Our reporting units operate mostly in disciplined markets and depending on the rapidity of the change in these factors, we can assume that our reporting units will maintain or recuperate their profitability margin over a certain period of time. Because of these facts, we do not believe it would be meaningful to provide a sensitivity analysis on any of the assumptions taken individually. The weighted average cost of capital, which is used to discount the projected cash flows, is important and if the general economic conditions were to worsen, we would have to consider increasing our WACC, which could have an adverse effect on the valuation of our reporting units.
     Considering the sensitivity of the key assumptions used, there is a measurement uncertainty since adverse changes in one or in a combination of our key assumptions could require a significant change in the carrying amount of goodwill.
CASCADES — ANNUAL REPORT 2009

Valuation of identifiable intangible assets
Business acquisitions are accounted for under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company must identify and attribute values and estimated lives to the intangible assets acquired. While an expert may be employed to assist the Company with these matters, these types of determinations involve considerable judgment and often require the use of estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations affect the amortization expense amount recognized in future periods.
Income taxes
The Company is required to estimate the income taxes in each of the jurisdictions in which it operates. This includes estimating a value for existing net operating losses based on the Company’s assessment of its ability to utilize them against future taxable income before they expire. If the Company’s assessment of its ability to use the net operating losses proves inaccurate in the future, more or less of the net operating losses might be recognized as assets, which would increase or decrease the income tax expense and consequently affect the Company’s results in the relevant year.
Pension and post-retirement benefit costs
Pension and post-retirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions provided by the Company to actuaries, including discount rates, expected returns on plan assets, rates of compensation increases and medical cost inflation. In selecting the rates and returns, the Company is required to consider current market conditions, including changes in interest rates. Material changes in pension and post-retirement benefit costs may occur in the future as a result of fluctuations in headcount as well as changes in the assumptions. See note 16 of the consolidated financial statements for the assumptions used and the sensitivity analysis in regard to some of these assumptions.
Environmental clean-up costs
The Company expenses environmental disbursements related to existing conditions caused by past or current operations, from which no future benefit is discernible. The Company’s estimated environmental remediation costs are based upon an evaluation of currently available facts pertaining to each individual site, including the results of environmental studies and testing, and taking into consideration existing technology, applicable laws and regulations, and prior experience in contaminated site remediation. Expenditures that extend the life of the related property, or mitigate or prevent future environmental contamination, are capitalized. The Company determines its liability on a site-by-site basis and records a liability when one is probable and can be reasonably estimated. The contingencies take into account the anticipated participation of other potentially responsible parties, when it is probable that such parties are legally responsible or financially capable of paying their respective shares of the relevant costs. Actual costs to be incurred in future periods at the identified sites may differ from the estimates, given the inherent uncertainties in evaluating environmental exposures. Future information and developments may require the Company to reassess the expected impact of these environmental matters.
Collectibility of accounts receivable
In order to record its accounts receivable at their net realizable value, the Company must assess their “collectibility.” A considerable amount of judgment is required in making this assessment, including a review of the receivables’ aging and each customer’s current creditworthiness. The Company has recorded allowances for receivables that it feels are uncollectible. However, if the financial condition of the Company’s customers were to deteriorate, their ability to make required payments may become further impaired and increases in these allowances would be required.
Introduction of new accounting standards in 2009
Credit risk and the fair value of financial assets and financial liabilities
On January 1, 2009, the Company adopted the CICA-issued EIC-173 “Credit risk and the fair value of financial assets and financial liabilities” with retrospective application, without restatement of prior periods. The guidance requires that an entity’s own credit risk and the credit risk of the counterparty be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The company concluded that the adoption of these recommendations did not have a significant impact.
Financial instruments — disclosures
In June 2009, CICA amended Section 3862 “Financial instruments–disclosures’’ to enhance disclosure requirements about liquidity risk of financial instruments. The amendment also includes new disclosure requirements about fair value measurement of financial instruments. The amendments are effective for the Company’s 2009 annual consolidated financial statements. The required disclose has been disclosed in the Company’s consolidated financial statements in note 18.
CASCADES — ANNUAL REPORT 2009

New accounting standards not yet adopted
Business combinations
In January 2009, CICA published Section 1582 “Business Combinations.”. This section replaces the former Section 1581 “Business Combinations.” The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value, including contingent assets and liabilities and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed. This standard is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. The Company is currently evaluating the impact of adoption of this new standard.
Consolidated financial statements and non-controlling interests
In January 2009, CICA published “Consolidated financial statements’’, Section 1601 and “Non-controlling interests’’, Section 1602. These two sections replace Section 1600 “Consolidated financial statements”. Section 1601 “Consolidated financial statements” carries forward guidance from Section 1600 “Consolidated financial statements” with the exception of non-controlling interests which are addressed in a separate section. Section 1602 “Non-controlling interests” requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions. These standards are effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point, the Company does not intend to early adopt these new standards. The Company is currently evaluating the impact of the adoption of these new standards.
Accounting changes
In June 2009, CICA amended Section 1506 “Accounting changes”, to exclude from the scope of this Section changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. This amendment is effective for years beginning after July 1, 2009.
Financial instruments–recognition and measurement
In June 2009, CICA amended Section 3855 “Financial instrument-recognition and measurement’’ to clarify application of the effective interest rate method after a debt instrument has been impaired. The amendment also clarifies when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point, the Company does not intend to early adopt this amendment. The Company is currently evaluating the impact of the adoption of this amendment.
CASCADES — ANNUAL REPORT 2009

International financial reporting standards (IFRS)
In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for publicly accountable profit-oriented enterprises. The transition from current Canadian GAAP to IFRS will be applicable for the Company for the fiscal year beginning on January 1, 2011. The Company’s first IFRS financial statements will be for the year ending December 31, 2011 including comparative figures and the opening balance sheet as at January 1, 2010. Beginning in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS, also including the opening balance sheet as at transition date and comparative figures for 2010.
The Company is continuing to assess the financial reporting impact of adopting IFRS in 2011. At this time, the full impact on the future financial position and results of operations of the Company is not reasonably determinable or estimable. It is difficult to assess the impact of IFRS that will be effective at the end of our first IFRS reporting period since the International Accounting Standards Board (“IASB”) will continue to issue new accounting standards during the period of conversion. However, the Company anticipates an increase in disclosure resulting from the adoption of IFRS and is continuing to assess the additional disclosure requirements as well as systems changes that will be necessary to compile the required information. Also, we will need to review internal controls over financial reporting to ensure that they accommodate the rigour of financial reporting and disclosure within an IFRS environment.
The Company started its IFRS Conversion Project in 2008 and has established its transition plan and formally set up a project team. The project team, made up of members of Finance, is overseen by the Company’s Chief Financial Officer. It reports on a regular basis to senior management and to the Audit Committee of the Company’s Board of Directors. The Company uses an external advisor to assist in the conversion project.
The Company’s IFRS Conversion Project consists of three phases:
Scoping and diagnostics
This phase involves performing a high-level impact assessment to identify key areas that may be impacted by the transition to IFRS. Based on our preliminary assessment we have ranked potentially affected areas as high, medium or low priority.
Impact analysis, evaluation and design
This phase involves the identification of all the major components of the IFRS conversion plan and the preparation of a timeline for completion of each of these components. It includes the specification of changes that are required to the existing accounting policies, information systems and business processes. This analysis will include an evaluation of the transitional provisions of IFRS 1 — First-time Adoption of IFRS and the development of a draft IFRS financial statement.
Implementation and review
This phase includes executing changes to information systems and business processes, and selecting and obtaining formal approval of recommended accounting policy changes. Further training for our finance and other staff will be completed as necessary. We will closely monitor exposure draft and standards interpretation issued by the International Accounting Standards Board (IASB) on an ongoing basis to ensure adoption of any relevant updates to standards that may take place during the transition period to IFRS. This phase will culminate in the collection of the financial information necessary to compile IFRS-compliant financial statements, the integration of IFRS within all relevant business processes and Audit Committee approval of IFRS financial statements.
At this time, the Company has completed the first phase of its transition program and is in the process of completing the second phase. Completion of a draft opening balance sheet, prepared under IFRS at the date of transition, is currently planned early in the third quarter of 2010.
Differences between IFRS and Canadian GAAP, in addition to those referred to below under “Accounting Policy Impacts,” may still be identified based on further detailed analysis by the Company and other changes in IFRS prior to the Company’s conversion to IFRS in 2011.
Accounting policy impacts
The Company is progressing through its initial assessment of the impact of adopting IFRS based on the standards as they currently exist. The following is the Company’s non-exhaustive preliminary assessment of certain main differences that may have a potential impact on the Company’s accounting policies upon conversion to IFRS.
CASCADES — ANNUAL REPORT 2009

Impairment of Assets
The requirements of Canadian GAAP and IFRS for testing long-lived assets and goodwill for impairment are similar; however, major differences exist with regard to the frequency or timing of tests of impairment, the level at which the impairment test is performed and the approach taken for the impairment test. IAS 36 Impairment of Assets uses a one step approach for testing and measuring asset impairments, with asset carrying values being compared to the higher of value in use and fair value less costs to sell. Value in use is defined as being equal to the present value of future cash flows expected to be derived from the asset. In the absence of an active market, fair value less costs to sell may also be determined using discounted cash flows. The use of discounted cash flows under IFRS to test and measure asset impairment differs from Canadian GAAP where undiscounted future cash flows are used to compare against the asset’s carrying value to determine if impairment exists. This may result in more frequent write-downs in the carrying value of assets under IFRS since asset carrying values that were previously supported under Canadian GAAP based on undiscounted cash flows may not be supported on a discounted cash flow basis under IFRS. However, under IAS 36, previous impairment losses may be reversed where circumstances change such that the impairment has reduced, except for goodwill. This also differs from Canadian GAAP, which prohibits the reversal of previously recognized impairment losses.
Business Combinations
Under IFRS 3, Business Combinations (“IFRS 3R”), business combinations must be accounted for by applying the acquisition method. One of the parties to a business combination can always be identified as the acquirer, being the entity that obtains control of the other business. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The Company as an acquirer shall identify the date on which it obtains control of an acquiree. This date is usually the closing date of the acquisition, which would generally be the date on which the Company legally transfers the consideration or acquires the assets and assumes the liabilities of the acquiree. As of the date on which it obtains control, the Company shall recognize, separately from goodwill, the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree in accordance with IFRS 3R. In accordance with IFRS 3R, acquisition-related costs incurred to effect a business combination shall be expensed in the period the costs are incurred. Under IFRS, these costs are not permitted to form a component of goodwill as is permitted under Canadian GAAP.
Property, Plant and Equipment
Consistent with Canadian GAAP, separable components of property, plant and equipment are recognized initially at cost. Under International Accounting Standard (IAS) 16, Property, Plant and Equipment, an entity is required to choose, for each class of property, plant and equipment, to account for each class using either the cost model or the revaluation model. The cost model is generally consistent with Canadian GAAP where an item of property, plant and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses. Under the revaluation model, an item of property, plant and equipment is carried at its revalued amount, being its fair value at the date of the revaluation less any accumulated depreciation and accumulated impairment losses. The Company elected to use the cost model as a subsequent measurement at the transition date to account for each class of property, plant and equipment.
Financial Instruments
IAS 39 Financial Instruments: Recognition and measurement does not permit the use of the “critical terms match method” for the assessment and measurement of effectiveness in a hedging relationship. This differs from Canadian GAAP, which permits this method if certain conditions are met. Ineffectiveness must be measured at each reporting period throughout the life of the hedging relationship. Under IAS 39, the Company will use the “hypothetical derivative method” to assess the effectiveness of its hedging relationships.
Provisions and Contingent Liabilities
IAS 37, Provisions, Contingent Liabilities and Contingent Assets requires a provision to be recognized when: (i) there is a present obligation as a result of a past transaction or event; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate can be made of the obligation. The threshold for recognition of a provision under Canadian GAAP is higher than under IFRS. It is possible, therefore, that some contingent liabilities which would not have been recognized under Canadian GAAP may meet the criteria for recognition as a provision under IFRS.
IFRS1 — first time adoption of IFRS
This standard provides the framework for the first-time adoption of IFRS and specifies that, in general, an entity shall apply all IFRS effective at the end of its first IFRS reporting period retrospectively. IFRS 1 also specifies the adjustments that arise on retrospective conversion to IFRS from other GAAP should be directly recognized in retained earnings. Certain optional exemptions and mandatory exceptions to retrospective application are provided for under IFRS 1. The following are the optional exemptions available under IFRS 1 significant to us that we expect to apply in preparing our first financial statements under IFRS.
Business Combinations
IFRS 1 allows for the guidance under IFRS 3R Business Combinations (“IFRS 3R”) to be applied either retrospectively or prospectively. Retrospective application would require that we restate all business combinations occurring before the date of our transition to IFRS which is January 1, 2010. We expect to adopt IFRS 3R prospectively. Accordingly, all business combinations occurring on or after January 1, 2010, would be accounted for in accordance with IFRS 3R.
Employee Benefits
IAS 19 Employee Benefits requires an entity to determine the actuarial gains or losses in accordance with IFRS from the date on which a defined benefit pension plan was established. Under IFRS 1, there is the option to recognize immediately in retained earnings all cumulative actuarial gains or losses existing as at the date of transition to IFRS. As per a preliminary assessment, subject to review, the Company would recognize a cumulative actuarial loss of $114 million at the transition date.
CASCADES — ANNUAL REPORT 2009

Cumulative Translation Adjustment
IAS 21 The Effects of Changes in Foreign Exchange Rates requires an entity to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from periods prior to the date of transition to IFRS. We expect to deem all cumulative translation differences to be zero on transition to IFRS.
Fair value or Deemed Cost
IFRS 1 allows an entity to adopt a fair value method for any elements of property, plant and equipment at our discretion and designate fair value as deemed cost as at the transition date under IFRS 1. An entity may also elect to recalculate original cost and amortization terms previously determined under Canadian GAAP retrospectively in accordance with IAS 16 Property, Plant and Equipment. The Company expects to record property, plant and equipment at cost at the transition date.
Asset retirement Obligations
IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities requires an entity to determine the obligation to dismantle, remove and restore items of property, plant and equipment in accordance with IFRS from the acquisition date of the asset. IFRS 1 allows an entity to apply prospectively the requirements of IFRIC 1. In accounting for changes in assets retirement obligation, the guidance in IFRSs requires changes in such obligations to be added to or deducted from the cost of the asset to which it relates. The adjusted depreciable amount of the asset is then depreciated prospectively over its remaining useful life. The Company expects to measure the liability and the related depreciation effects at the date of transition.
IFRS 1 allows for certain other optional exemptions; however, we do not expect such exemptions to be significant to our adoption of IFRS.
Ongoing IFRS to Canadian GAAP differences
Joint Venture
The IASB is currently considering Exposure Draft 9 Joint Arrangements (“ED 9”) which is intended to modify IAS 31 Interests in Joint Ventures (“IAS 31”) which sets out the current requirements for the accounting for interests in joint ventures under IFRS. The IASB has indicated that it expects to issue a new standard to replace IAS 31 in early 2010 and we expect to apply this new standard in its IFRS financial statements for 2011. Currently, under Canadian GAAP we proportionately account for interests in joint ventures. ED 9 proposes to eliminate the option to proportionately consolidate interests in jointly controlled entities and requires an entity to recognize its interest, which is considered its share of the outcome generated by the activities of a group of assets and liabilities subject to joint control, using the equity method.
CASCADES — ANNUAL REPORT 2009

Controls and procedures
Evaluation of the effectiveness of disclosure controls and procedures, and internal control over financial reporting
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information required to be disclosed in reports filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is gathered and reported to senior management including the President and Chief Executive Officer and the Vice-President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.
The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures related to the preparation of Management’s discussion and analysis and the consolidated financial statements. They have concluded that the design and operation of disclosure controls were effective as at December 31, 2009.
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, they have concluded that the Company’s internal control over financial reporting was effective as at December 31, 2009, and expect to certify the Company’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F, as required by the United States Sarbanes Oxley Act.
There have been no changes to the Company’s internal controls over financial reporting during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect its internal controls over financial reporting.
The reader is advised that note 22 — Summary of differences between Canadian and United States generally accepted accounting principles (GAAP) forms part of the Consolidated Financial Statements attached as an exhibit to Form 40-F filed with the U.S. Securities and Exchange Commission.
Risk management
As part of its ongoing business operations, the Company is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact the Company’s financial position, operating results and cash flows. The Company manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes. The following is a discussion of key areas of business risks and uncertainties that we have identified, and our mitigating strategies. The risk areas below are listed in no particular order, as risks are evaluated based on both severity and probability. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.
(a) The markets for some of the Company’s products tend to be cyclical in nature and prices for some of its products, as well as raw materials and energy costs, may fluctuate significantly, which can adversely affect its business, operating results, profitability and financial position.
The markets for some of the Company’s products, particularly containerboard and boxboard, are highly cyclical. As a result, prices for these types of products and for its two principal raw materials, recycled paper and virgin fibre, have fluctuated significantly in the past and will likely continue to fluctuate significantly in the future, principally due to market imbalances between supply and demand. Demand is heavily influenced by the strength of the global economy and the countries or regions in which Cascades does business, particularly Canada and the United States, the Company’s two primary markets. Demand is also influenced by fluctuations in inventory levels held by customers and consumer preferences. Supply depends primarily on industry capacity and capacity utilization rates. In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand, potentially causing downward price pressure. Industry participants may also, at times, add new capacity or increase capacity utilization rates, potentially causing supply to exceed demand and exerting downward price pressure. Depending on market conditions and related demand, Cascades may have to take market-related downtime. In addition, the Company may not be able to maintain current prices or implement additional price increases in the future. If Cascades is not able to do so, its revenues, profitability and cash flows could be adversely affected. In addition, other participants may introduce new capacity or increase capacity utilization rates, which could also adversely affect the Company’s business, operating results and financial position. Prices for recycled and virgin fibre also fluctuate considerably. The costs of these materials present a potential risk to the Company’s profit margins, to the extent that it is unable to pass along price increases to its customers on a timely basis. Although changes in the price of recycled fibre generally correlate with changes in the price of products made from recycled paper, this may not always be the case. To the extent that Cascades is not able to implement increases in the selling prices for its products to compensate for increases in the price of recycled or virgin fibre, the Company’s profitability and cash flows would be adversely affected. In addition, Cascades uses energy, mainly natural gas and fuel oil, to generate steam, which it then uses in the production process and to operate machinery. Energy prices, particularly for natural gas and fuel oil, have continued to remain very volatile. Cascades continues to evaluate its energy costs and consider ways to factor energy costs into its pricing. However, if energy prices were to increase, the Company’s production costs, competitive position and operating results would be adversely affected. A substantial increase in energy costs would adversely affect the Company’s operating results and could have broader market implications that could further adversely affect the Company’s business or financial results.
To mitigate price risk, our strategies include the use of various derivative financial instrument transactions, whereby it sets the price for notional quantities of old corrugated containers, electricity and natural gas.
CASCADES — ANNUAL REPORT 2009

Additional information on our North American raw material, electricity and natural gas hedging programs as at December 31, 2009, is set out below:
North American Finished Products and Raw Materials Hedging

	Linerboard/old
	corrugated	Old corrugated
	containers spread	containers	Sorted office paper

Quantity hedge	21,000 st	66,000 st	3,600 st
% of annual consumption hedged	2.1%[1]	7%	1%
Average price	$US510/ST	$US134/ST	$US145/ST
Fair value as at December 31, 2009	(0.3)	(2.5)[2]	—

1	Base on old corrugated containers consumption.

2	Base on diverse index.
North American Electricity Hedging

	United States		Canada

Electricity consumption		30%	70%
Electricity consumption in a regulated market		47%	80%
% of consumption hedged in a deregulated market		15%	67%
Average price	US$	0.085/KWh	$0.039/KWh
Fair value as at December 31, 2009		(0.2)	0.1
North American Natural Gas Hedging

	United States		Canada

Natural gas consumption		46%	54%
% of consumption hedged		56%	63%
Average price	US$	7.39/mmBtu	$6.87/GJ
Fair value as at December 31, 2009		(6.1)	(2.4)
(b) Cascades faces significant competition and some of its competitors may have greater cost advantages or be able to achieve greater economies of scale or be able to better withstand periods of declining prices and adverse operating conditions, which could negatively affect the Company’s market share and profitability.
The markets for the Company’s products are highly competitive. In some of the markets in which Cascades competes, particularly in tissue and boxboard, it competes with a small number of other producers. In some businesses, such as the containerboard industry, competition tends to be global. In others, such as the tissue industry, competition tends to be regional. In the Company’s packaging products segment, it also faces competition from alternative packaging materials, such as vinyl, plastic and styrofoam, which can lead to excess capacity, decreased demand and pricing pressures. Competition in the Company’s markets is primarily based upon price as well as customer service and the quality, breadth and performance characteristics of its products. The Company’s ability to compete successfully depends on a variety of factors, including:
•	its ability to maintain high plant efficiencies, operating rates and lower manufacturing costs;

•	the availability, quality and cost of raw materials, particularly recycled and virgin fibre, and labour; and

•	the cost of energy.
Some of the Company’s competitors may, at times, have lower fibre, energy and labour costs, and less restrictive environmental and governmental regulations to comply with than Cascades does. For example, fully integrated manufacturers, which are those manufacturers whose requirements for pulp or other fibre are met fully from their internal sources, may have some competitive advantages over manufacturers that are not fully integrated, such as Cascades, in periods of relatively high raw materials pricing, in that the former are able to ensure a steady source of these raw materials at costs that may be lower than prices in the prevailing market. In contrast, competitors that are less integrated than Cascades may have cost advantages in periods of relatively low pulp or fibre prices because they may be able to purchase pulp or fibre at prices lower than the costs the Company incurs in the production process. Other competitors may be larger in size or scope than Cascades is, which may allow them to achieve greater economies of scale on a global basis or allow them to better withstand periods of declining prices and adverse operating conditions. In addition, there has been an increasing trend among the Company’s customers towards consolidation. With fewer customers in the market for the Company’s products, the strength of its negotiating position with these customers could be weakened, which could have an adverse effect on its pricing, margins and profitability.
To mitigate competition risk, Cascades’ targets are to offer quality products that meet customers’ needs at competitive prices and to give good customer service.
(c) Because of the Company’s international operations, it faces political, social and exchange rate risks that can negatively affect its business, operating results, profitability and financial condition.
Cascades has customers and operations located outside Canada. In 2009, sales outside Canada represented approximately 61% of the Company’s consolidated sales, including 46% to the United States. In 2009, 25% of sales from Canadian operations were made to the United States.
CASCADES — ANNUAL REPORT 2009

The Company’s international operations present it with a number of risks and challenges, including:
•	the effective marketing of its products in other countries;

•	tariffs and other trade barriers; and

•	different regulatory schemes and political environments applicable to the Company’s operations, in areas such as environmental and health and safety compliance.
In addition, the Company’s financial statements are reported in Canadian dollars, while a portion of its sales is made in other currencies, primarily the U.S. dollar and the Euro. The appreciation of the Canadian dollar against the U.S. dollar over the last few years has adversely affected the Company’s reported operating results and financial condition. This had a direct impact on export prices and also contributed to reducing Canadian dollar prices in Canada, because several of the Company’s product lines are priced in U.S. dollars. However, a substantial portion of the Company’s debt is also denominated in currencies other than the Canadian dollar. The Company has senior notes outstanding and also some borrowings under its credit facility that are denominated in U.S. dollars and in Euros in the amount of US$974 million and €55 million respectively.
Moreover, in some cases, the currency of the Company’s sales does not match the currency in which it incurs costs, which can negatively affect the Company’s profitability. Fluctuations in exchange rates can also affect the relative competitive position of a particular facility, where the facility faces competition from non-local producers, as well as the Company’s ability to successfully market its products in export markets. As a result, the continuing appreciation of the Canadian dollar can affect the profitability of the Company’s facilities, which could lead Cascades to shut down facilities either temporarily or permanently, all of which could adversely affect its business or financial results.
To mitigate the risk of currency rises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations, which are partially covered by purchases and debt, management has implemented a policy for managing foreign exchange risk against the relevant functional currency.
The Company uses various foreign-exchange forward contracts and related currency option instruments to anticipate sales net of purchases, interest expenses and US$ denominated debt repayment. Gains or losses from the derivative financial instruments designated as hedges are recorded under “Accumulated Other Comprehensive Income” and are reclassified under earnings in accordance with the hedge items.
Additional information on our North American foreign exchange hedging program is set out below:
North American foreign exchange hedging

Sell contracts and options	2010	2011	2013

Total amount in $US	81.5	40	397.5
Estimated% of sales, net of expenses from Canadian operations	48%	25%	n/a
Estimated % of US$ denominated debt	n/a	n/a	39%
Average rate (CAN$)	1.2099	1.1596	1.1759
Fair value as at December 31, 2009	12.7	4.1	(47.6)
(d) The Company’s operations are subject to comprehensive environmental regulation and involve expenditures that may be material in relation to its operating cash flow.
The Company is subject to environmental laws and regulations imposed by the various governments and regulatory authorities in all countries in which it operates. These environmental laws and regulations impose stringent standards on the Company, regarding, among other things:
•	air emissions;

•	water discharges;

•	use and handling of hazardous materials;

•	use, handling and disposal of waste; and

•	remediation of environmental contamination.
The Company is also subject to the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) as well as to other applicable legislation in the United States, Canada and Europe that holds companies accountable for the investigation and remediation of hazardous substances. The Company’s European subsidiaries are also subject to the Kyoto protocol, aimed at reducing worldwide CO2 emissions. Each unit has been allocated emission rights (“CO2 quota”). On a calendar-year basis, the Company must buy the necessary credits to cover its deficit, on the open market, if its emissions are higher than quota.
The Company’s failure to comply with applicable environmental laws, regulations or permit requirements may result in civil or criminal fines, penalties or enforcement actions. These may include regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, the installation of pollution control equipment or remedial actions, any of which could entail significant expenditures. It is difficult to predict the future development of such laws and regulations, or their impact on future earnings and operations, but these laws and regulations may require capital expenditures to ensure compliance. In addition, amendments to, or more stringent implementation of, current laws and regulations governing the Company’s operations could have a material adverse effect on its business, operating results or financial position. Furthermore, although Cascades generally tries to plan for capital expenditures relating to environmental and health and safety compliance on an annual basis, actual capital expenditures may exceed those estimates. In such an event, Cascades may be forced to curtail other capital expenditures or other activities. In addition, the enforcement of existing environmental laws and regulations has become increasingly strict. The Company may discover currently unknown environmental problems or conditions in relation to its past or present operations, or may face unforeseen environmental liabilities in the future. These conditions and liabilities may:
•	require site remediation or other costs to maintain compliance or correct violations of environmental laws and regulations; or

•	result in governmental or private claims for damage to person, property or the environment.
Either of these could have a material adverse effect on the Company’s financial condition or operating results.
CASCADES — ANNUAL REPORT 2009

Cascades may be subject to strict liability and, under specific circumstances, joint and several (solidary) liability for the investigation and remediation of soil, surface and groundwater contamination, including contamination caused by other parties, at properties that it owns or operates, and at properties where the Company or its predecessors have arranged for the disposal of regulated materials. As a result, the Company is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. The Company may become involved in additional proceedings in the future, the total amount of future costs and other environmental liabilities of which could be material.
To date, the Company is in compliance, in all material respects, with all applicable environmental legislation or regulations. However, we expect to incur ongoing capital and operating expenses in order to achieve and maintain compliance with applicable environmental requirements.
(e) Cascades may be subject to losses that might not be covered in whole or in part by its insurance coverage.
Cascades carries comprehensive liability, fire and extended coverage insurance on most of its facilities, with policy specifications and insured limits customarily carried in its industry for similar properties. The cost of the Company’s insurance policies has increased over the past few years. In addition, some types of losses, such as losses resulting from wars, acts of terrorism or natural disasters, are generally not insured because they are either uninsurable or not economically practical. Moreover, insurers have recently become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, Cascades could lose capital invested in that property, as well as the anticipated future revenues derived from the manufacturing activities conducted at that property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any such loss could adversely affect its business, operating results or financial condition.
To mitigate the risk subject to insurance coverage, the Company reviews its strategy annually with the Board of Directors and is seeking different alternatives to achieve more efficient forms of insurance coverage, at the lowest costs possible.
(f) Labour disputes could have a material adverse effect on the Company’s cost structure and ability to run its mills and plants.
As of December 2009, the Company had approximately 12,400 employees, of whom approximately 11,700 were employees of its Canadian and United States operations. Approximately 46% of the Company’s employees are unionized under 49 separate collective bargaining agreements. In addition, in Europe, some of the Company’s operations are subject to national industry collective bargaining agreements that are renewed on an annual basis. The Company’s inability to negotiate acceptable contracts with these unions upon expiration of an existing contract could result in strikes or work stoppages by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or another form of work stoppage, Cascades could experience a significant disruption in operations or higher labour costs, which could have a material adverse effect on its business, financial condition, operating results and cash flow. Of the Company’s 49 collective bargaining agreements, eight will expire in 2010 and ten more in 2011. The Company generally begins the negotiation process several months before agreements are due to expire and is currently in the process of negotiating with the unions where the agreements have expired or will soon expire. However, Cascades may not be successful in negotiating new agreements on satisfactory terms, if at all.
(g) Cascades may make investments in entities that it does not control and may not receive dividends or returns from those investments in a timely fashion or at all.
Cascades has established joint ventures and made minority interest investments to increase its vertical integration, enhance customer service and increase efficiencies in its marketing and distribution in the United States and other markets. The Company’s principal joint ventures and minority investments include:
•	three 50%-owned joint ventures with Sonoco Products Company, two of which are in Canada and one in the United States, that produce specialty paper packaging products such as headers, rolls and wrappers;

•	a 73%-owned interest in Metro Waste Paper Recovery Inc., a Canadian operator of wastepaper recovery and recycling operations;

•	a 34% interest in Boralex Inc., a public Canadian corporation and a major private electricity producer whose core business is the development and operation of power stations that generate renewable energy with operations in Canada, the northeastern United States and France; and

•	a 36%-owned joint venture interest in Reno de Medici S.p.A., a European manufacturer of recycled boxboard.
Except for Metro Waste, Cascades does not have effective control of these entities. The Company’s inability to control entities in which it invests may affect its ability to receive distributions from those entities or to fully implement its business plan. The incurrence of debt or entrance into other agreements by an entity not under the Company’s control may result in restrictions or prohibitions on that entity’s ability to pay distributions to the Company. Even where these entities are not restricted by contract or by law from paying dividends or making distributions to Cascades, the Company may not be able to influence the making or timing of these dividends or distributions. In addition, if any of the other investors in a non-controlled entity fails to observe its commitments, the entity may not be able to operate according to its business plan or Cascades may be required to increase its level of commitment. If any of these events were to transpire, the Company’s business, operating results, financial condition and ability to make payments on the Notes could be adversely affected.
In addition, the Company has entered into various shareholder agreements relating to its joint ventures and equity investments. Some of these agreements contain “shotgun” provisions, which provide that if one shareholder offers to buy all the shares owned by the other parties to the agreement, the other parties must either accept the offer or purchase all the shares owned by the offering shareholder at the same price and conditions. Some of the agreements also provide that in the event that a shareholder is subject to bankruptcy proceedings or otherwise defaults on any indebtedness, the non-defaulting parties to that agreement are entitled to invoke the shotgun provision or sell their shares to a third party. The Company’s ability to purchase the other shareholders’ interests in these joint ventures if they were to exercise these shotgun provisions could be limited by the covenants in the Company’s credit facility and the indenture. In addition, Cascades may not have sufficient funds to accept the offer or the ability to raise adequate financing should the need arise, which could result in the Company having to sell its interests in these entities or otherwise alter its business plan.
CASCADES — ANNUAL REPORT 2009

On September 13, 2007, we entered into a Combination Agreement with Reno de Medici S.p.A. (“RdM”), a publicly traded Italian company that is the second largest recycled boxboard producer in Europe. The Combination Agreement was amended on June 12, 2009. The Combination Agreement provides, among other things, that RdM and Cascades are granted an irrevocable Call Option or Put Option, respectively, to purchase two European virgin boxboard mills of Cascades (the “Virgin Assets”). RdM may exercise its Call Option 120 days after delivery of Virgin Assets Financials for the year ended December 31, 2011, by Cascades to RdM. Cascades may exercise its Put Option 120 days after delivery of Virgin Assets Financials for the year ended December 31, 2012, by Cascades to RdM. The Call Option Price shall be equal to 6.5 times the 2011 Audited EBITDA of the Virgin Assets as per the Virgin Assets Financials at December 31, 2011. The Put Option Price shall be equal to 6 times the 2012 Audited EBITDA of the Virgin Assets as per the Virgin Assets Financials for the year ended December 31, 2012. Cascades Europe is also granted the right to require that all of the Call Option Price or Put Option Price, as the case may be, be paid in newly issued ordinary shares of RdM.
(h) Acquisitions have been and are expected to continue to be a substantial part of the Company’s growth strategy, which could expose the Company to difficulties in integrating the acquired operation, diversion of management time and resources, and unforeseen liabilities, among other business risks.
Acquisitions have been a significant part of the Company’s growth strategy. Cascades expects to continue to selectively seek strategic acquisitions in the future. The Company’s ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to it may be limited by the number of attractive acquisition targets, internal demands on its resources and, to the extent necessary, its ability to obtain financing on satisfactory terms, if at all. Acquisitions may expose the Company to additional risks, including:
•	difficulty in integrating and managing newly acquired operations, and in improving their operating efficiency;

•	difficulty in maintaining uniform standards, controls, procedures and policies across all of the Company’s businesses;

•	entry into markets in which Cascades has little or no direct prior experience;

•	the Company’s ability to retain key employees of the acquired company;

•	disruptions to the Company’s ongoing business; and

•	diversion of management time and resources.
In addition, future acquisitions could result in Cascades incurring additional debt to finance the acquisition, or possibly assuming additional debt as part of it, as well as costs, contingent liabilities and amortization expenses. The Company may also incur costs and divert management attention for potential acquisitions which are never consummated. For acquisitions Cascades does consummate, expected synergies may not materialize. The Company’s failure to effectively address any of these issues could adversely affect its operating results, financial condition and ability to service debt, including its outstanding senior notes.
Although Cascades generally performs a due diligence investigation of the businesses or assets that it acquires, and anticipates continuing to do so for future acquisitions, the acquired business or assets may have liabilities that Cascades fails or is unable to uncover during its due diligence investigation and for which the Company, as a successor owner, may be responsible. When feasible, the Company seeks to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, the financial resources of the indemnitor or warrantor, or other reasons.
(i) The Company undertakes impairment tests, which could result in a write-down of the value of assets and, as a result, could have a material adverse effect on the Company.
Canadian generally accepted accounting principles require that Cascades regularly undertake impairment tests of long-lived assets and goodwill, to determine whether a write-down of such assets is required. A write-down of asset value as a result of impairment tests would result in a non-cash charge that reduces the Company’s reported earnings. Further, a reduction of the Company’s asset value could have a material adverse effect on the Company’s compliance with total debt to capitalization tests under its current credit facilities and, as a result, limit its ability to access further debt capital.
(j) Certain Cascades insiders collectively own a substantial percentage of the Company’s common shares.
Messrs. Bernard, Laurent and Alain Lemaire (“the Lemaires”) collectively own 31.1% of the common shares and there may be situations in which their interests and the interests of other holders of common shares will not be aligned. Because the Company’s remaining common shares are widely held, the Lemaires may be effectively able to:
•	elect all of the Company’s directors and, as a result, control matters requiring board approval;

•	control matters submitted to a shareholder vote, including mergers, acquisitions and consolidations with third parties, and the sale of all or substantially all of the Company’s assets; and

•	otherwise control or influence the Company’s business direction and policies.
In addition, the Lemaires may have interests in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance the value of their equity investment, even though the transactions might involve increased risk to the holders of the common shares.
(k) If Cascades is not successful in retaining or replacing its key personnel, particularly if the Lemaires do not stay active in the Company’s business, its business, financial condition or operating results could be adversely affected.
The Lemaires are key to the Company’s management and direction. Although Cascades believes that the Lemaires will remain active in the business and that Cascades will continue to be able to attract and retain other talented personnel and replace key personnel should the need arise, competition in recruiting replacement personnel could be significant. Cascades does not carry key man insurance on the Lemaires or any other members of its senior management.
CASCADES — ANNUAL REPORT 2009

(l) Risks relating to the Company’s indebtedness and liquidity
The significant amount of the Company’s debt could adversely affect its financial health and prevent it from fulfilling the Company’s obligations under its outstanding indebtedness. The Company has a significant amount of debt. As of December 31, 2009, it had $1.55 billion in outstanding debt on a consolidated basis, including capital-lease obligations and its proportionate share of the debt of its joint ventures. The Company also had approximately $543 million available under its revolving credit facility and those of its joint ventures. On the same basis, its consolidated ratio of total debt to capitalization as of December 31, 2009, was 54.3%. The Company’s actual financing expense for 2009 was $101 million. Cascades also has significant obligations under operating leases, as described in its audited consolidated financial statements that are incorporated by reference herein. In 2009, the Company refinanced a portion of its long-term debt to extend its maturity profile from 2013 to 2016, 2017 and 2020. This refinancing caused the Company to incur a higher average interest rate compared with 2008. A portion of the availability under the revolving credit facility was used in the first quarter of 2010 to repurchase existing long-term debts maturing in 2013 that were not repurchased during the refinancing process that took place at the end of 2009.
The Company has outstanding senior notes rated by Moody’s Investor Service (“Moody’s”) and Standard & Poor’s (“S&P”).
The following table reflects the Company’s secured debt rating/corporate rating/unsecured debt rating as at the date on which this MD&A was approved by the Board of Directors, and the evolution of these ratings compared to past years:

Credit Rating (outlook)	Moody’s	Standard & Poor’s

2004	Ba1/Ba2/Ba3 (stable)	BBB-/BB+/BB+ (negative)
2005/2006	Ba1/Ba2/Ba3 (stable)	BB+/BB/BB- (negative)
2007	Baa3/Ba2/Ba3 (stable)	BBB-/BB/BB- (stable)
2008	Baa3/Ba2/Ba3 (negative)	BB+/BB-/B+ (negative)
2009	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (stable)
The Company has an $850 million credit facility, consisting of a $750-million secured revolving credit facility maturing in December 2011 and a $100-million secured term facility maturing in October 2012.
These facilities are in place with a core group of highly rated international banks. The Company may decide to enter into certain derivative instruments to reduce interest rates and foreign exchange exposure.
The Company’s leverage could have important consequences to holders of its common shares. For example, it could:
•	make it more difficult for the Company to satisfy its obligations with respect to its indebtedness;

•	increase the Company’s vulnerability to competitive pressures and to general adverse economic or market conditions and require it to dedicate a substantial portion of its cash flow from operations to servicing debt, reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit its flexibility in planning for, or reacting to, changes in its business and industry; and

•	limit its ability to obtain additional sources of financing.
Cascades may incur additional debt in the future, which would intensify the risks it now faces as a result of its leverage as described above. Even though we are substantially leveraged, we and our subsidiaries will be able to incur substantial additional indebtedness in the future. Although our credit facility and the indentures governing the Notes and our existing notes restrict us and our restricted subsidiaries from incurring additional debt, these restrictions are subject to important exceptions and qualifications. If we or our subsidiaries incur additional debt, the risks that we and they now face as a result of our leverage could intensify.
The Company’s operations are substantially restricted by the terms of its debt, which could limit its ability to plan for or react to market conditions, or to meet its capital needs.
The Company’s credit facilities and the indenture governing its senior Notes include a number of significant restrictive covenants. These covenants restrict, among other things, the Company’s ability to:
•	borrow money;

•	pay dividends on stock or redeem stock or subordinated debt;

•	make investments;

•	sell capital stock in subsidiaries;

•	guarantee other indebtedness;

•	enter into agreements that restrict dividends or other distributions from restricted subsidiaries;

•	enter into transactions with affiliates;

•	create or assume liens;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations; and

•	enter into a sale of all or substantially all of our assets.
These covenants could limit the Company’s ability to plan for or react to market conditions, or to meet its capital needs. The Company’s current credit facility contain other, more restrictive covenants, including financial covenants that require it to achieve certain financial and operating results and maintain compliance with specified financial ratios. The Company’s ability to comply with these covenants and requirements may be affected by events beyond its control, and it may have to curtail some of its operations and growth plans to maintain compliance.
The restrictive covenants contained in the Company’s senior Note indenture along with the Company’s credit facility do not apply to its joint ventures. However, for financial reporting purposes, Cascades consolidates these entities’ results and financial position based on its proportionate ownership interest.
The Company’s failure to comply with the covenants contained in its credit facility or its senior note indenture, including as a result of events beyond its control or due to other factors, could result in an event of default that could cause accelerated repayment of the debt.
CASCADES — ANNUAL REPORT 2009

If Cascades is not able to comply with the covenants and other requirements contained in the indenture, its credit facility or its other debt instruments, an event of default under the relevant debt instrument could occur. If an event of default does occur, it could trigger a default under its other debt instruments, Cascades could be prohibited from accessing additional borrowings and the holders of the defaulted debt could declare amounts outstanding with respect to that debt, which would then be immediately due and payable. The Company’s assets and cash flow may not be sufficient to fully repay borrowings under its outstanding debt instruments. In addition, the Company may not be able to refinance or restructure the payments on the applicable debt. Even if the Company were able to secure additional financing, it may not be available on favourable terms. A significant or prolonged downtime in general business and difficult economic conditions may affect the Company’s ability to comply with its covenants and could require it to take actions to reduce its debt or to act in a manner contrary to its current business objectives.
(m) Cascades is a holding company and depends on its subsidiaries to generate sufficient cash flow to meet its debt service obligations.
Cascades is structured as a holding company and its only significant assets are the capital stock or other equity interests in its subsidiaries, joint ventures and minority investments. As a holding company, Cascades conducts substantially all of its business through these entities. Consequently, the Company’s cash flow and ability to service its debt obligations are dependent on the earnings of its subsidiaries, joint ventures and minority investments, and the distribution of those earnings to Cascades, or on loans, advances or other payments made by these entities to Cascades. The ability of these entities to pay dividends or make other payments or advances to Cascades will depend on their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. In the case of the Company’s joint ventures and minority investments, Cascades may not exercise sufficient control to cause distributions to itself. Although its credit facility and the indenture respectively limit the ability of its restricted subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments to the Company, these limitations do not apply to its joint ventures or minority investments. The limitations are also subject to important exceptions and qualifications. The ability of the Company’s subsidiaries to generate cash flow from operations that is sufficient to allow the Company to make scheduled payments on its debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of the Company’s control. If the Company’s subsidiaries do not generate sufficient cash flow from operations to satisfy the Company’s debt obligations, Cascades may have to undertake alternative financing plans, such as refinancing or restructuring its debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Refinancing may not be possible, and any assets may not be able to be sold, or, if they are sold, Cascades may not realize sufficient amounts from those sales. Additional financing may not be available on acceptable terms, if at all, or the Company may be prohibited from incurring it, if available, under the terms of its various debt instruments in effect at the time. The Company’s inability to generate sufficient cash flow to satisfy its debt obligations, or to refinance its obligations on commercially reasonable terms, would have an adverse effect on its business, financial condition and operating results. The earnings of the Company’s operating subsidiaries and the amount that they are able to distribute to the Company as dividends or otherwise may not be adequate for the Company to service its debt obligations.
(n) Risks related to the common shares
The market price of the common shares may fluctuate and purchasers may not be able to resell the common shares at or above the offering price.
The market price of the common shares may fluctuate due to a variety of factors relative to the Company’s business, including announcements of new developments, fluctuations in the Company’s operating results, sales of the common shares in the marketplace, failure to meet analysts’ expectations, general conditions in the Containerboard, Boxboard and Tissue sectors, or the worldwide economy. In recent years, the common shares, the stock of other companies operating in the same sectors and the stock market in general have experienced significant price fluctuations, which have been unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the common shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.
(o) Cash-flow and fair-value interest rate risks
As the Company has no significant interest-bearing assets, its earnings and operating cash flows are substantially independent of changes in market interest rates.
The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to a cash-flow interest rate risk. Borrowings issued at a fixed rate expose the Company to a fair-value interest rate risk.
(p) Credit risk
Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions. The Company reduces this risk by dealing with creditworthy financial institutions.
The Company is exposed to credit risk on accounts receivable from its customers. In order to reduce this risk, the Company’s credit policies include the analysis of a customer’s financial position and a regular review of its credit limits. The Company also believes that no particular concentration of credit risks exists due to the geographic diversity of its customers and the procedures in place for managing commercial risks. Derivative financial instruments include an element of credit risk, should the counterparty be unable to meet its obligations.
(q) Our obligation to adopt International Financial Reporting Standards (“IFRS”) effective January 1, 2011, may impact the calculation of certain defined terms and covenants under the indentures governing the Notes and our existing notes.
Effective January 1, 2011, we intend to adopt IFRS as published by the International Accounting Standards Board. We are currently assessing which accounting policies will be affected by the change to IFRS, and the potential impact of these changes on our financial position and results of operations. On adoption, our financial position and results of operations reported in accordance with IFRS may differ compared to Canadian GAAP, and these differences may be material. In addition, the calculation of certain defined terms and covenants under the indentures, which govern the rights and remedies of the holders of the Notes, may also be impacted by the adoption of IFRS.
CASCADES — ANNUAL REPORT 2009

Supplemental information on Non-GAAP measures
None of the following items is a measure of performance under Canadian GAAP: operating income before depreciation and amortization (OIBD), operating income, cash flow from operations and cash flow from operations per share. The Company includes OIBD, operating income, cash flow from operations and cash flow from operations per share because these elements are measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used as, a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, nor are they necessarily an indication of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definition of OIBD, operating income, cash flow from operations (adjusted) and cash flow from operations (adjusted) per share may differ from those of other companies. “Cash flow from operations (adjusted)” is defined as cash flow from operating activities, as determined in accordance with Canadian GAAP and excluding the change in working capital components. Cash flow from operations (adjusted) per share is determined by dividing cash flow from operations by the weighted average number of common shares for the period in question.
Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations (adjusted) excluding specific items and cash flow from operations (adjusted) per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above-mentioned non-GAAP measures provide investors with a measure of performance that can be used to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP, nor are they necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation.
Specific items include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units, unrealized gain or loss on financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or a non-recurring nature.
Net earnings (loss), a performance measure defined by Canadian GAAP, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

For the years ended December 31
(in millions of Canadian dollars)	2009	2008

Net earnings (loss)	60	(54)
Net earnings (loss) from discontinued operations	—	(18)
Non-controlling interest	(1)	2
Share of results of significantly influenced companies	(17)	(8)
Provision for (recovery of) income taxes	23	(32)
Foreign exchange loss on long-term debt and financial instruments	45	26
Gain on purchases of senior notes	(14)	(2)
Loss on long-term debt refinancing	17	—
Financing expense	101	102

Operating income	214	16
Specific items:
Inventory adjustment resulting from business acquisition	—	2
Losses on disposal and others	1	5
Impairment loss	46	16
Closure and restructuring costs	12	27
Loss (gain) on financial instruments	(26)	27

	33	77

Operating income–excluding specific items	247	93
Depreciation and amortization	218	213

Operating income before depreciation and amortization–excluding specific items	465	306

CASCADES — ANNUAL REPORT 2009

The following table reconciles net earnings (loss) and net earnings (loss) per share with net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

For the years ended December 31	Net earnings (loss)		Net earnings (loss) per share[1]
(in millions of Canadian dollars, except amount per share)	2009	2008	2009	2008

As per GAAP	60	(54)	$0.61	$(0.55)
Specific items:
Inventory adjustment resulting from business acquisition	—	2	—	$0.01
Loss on disposal and others	1	5	—	$0.05
Impairment loss	46	16	$0.35	$0.13
Closure and restructuring costs	12	27	$0.09	$0.19
Unrealized loss (gain) on financial instruments	(26)	27	$(0.19)	$0.19
Loss on long-term debt refinancing	17	—	$0.11	—
Gain on purchase of senior notes	(14)	(2)	$(0.13)	$(0.01)
Foreign exchange loss on long-term debt and financial instruments	45	26	$0.40	$0.22
Share of results of significantly influenced companies	(5)	—	$(0.05)	—
Gain included in discontinued operations	—	(23)	—	$(0.19)
Adjustment of statutory tax rate	(6)	—	$(0.06)	—
Tax effect on specific items	(20)	(20)

	50	58	$0.52	$0.59

Excluding specific items	110	4	$1.13	$0.04

1	Specific amounts per share are calculated on an after-tax basis.
The following table reconciles cash flow from operations (adjusted) with cash flow from operations (adjusted) excluding specific items:

	Cash flow from
For the years ended December 31	operations (adjusted)
(in millions of dollars)	2009	2008

Cash flow provided by operating activities	357	124
Changes in non-cash working capital components	(52)	31

Cash flow (adjusted) from operations	305	155
Specific items:
Inventory adjustment resulting from business acquisition	—	2
Losses on disposals and others	1	—
Loss on long-term debt refinancing	13	—
Closure and restructuring costs, net of current income tax	8	26

Excluding specific items	327	183

CASCADES — ANNUAL REPORT 2009

The following table reconciles cash flow provided by (used for) operating activities with operating income and operating income before depreciation and amortization:

For the years ended December 31
(in millions of dollars)	2009	2008

Cash flow provided by operating activities	357	124
Changes in non-cash working capital components	(52)	31
Depreciation and amortization	(218)	(213)
Current income taxes	30	20
Financing expense	101	102
Loss on long-term debt refinancing	13	—
Losses on disposal and others	(1)	(5)
Impairment loss and other restructuring costs	(50)	(16)
Unrealized gain (loss) financial instruments	26	(27)
Early retirement of natural gas contracts	—	(11)
Other non-cash adjustments	8	11

Operating income from continuing operations	214	16
Depreciation and amortization	218	213

Operating income before depreciation and amortization	432	229

CASCADES — ANNUAL REPORT 2009